SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Index

Company Data
Share Capital Composition	1
Cash Dividends	2
Individual Interim Accounting Information
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities	5
Statement of Income	7
Statement of Comprehensive Income	9
Statement of Cash Flows	10
Statements of Changes in Shareholders' Equity
Statements of Changes in Shareholders' Equity - 01/01/2012 to 06/30/2012	11
Statements of Changes in Shareholders' Equity - 01/01/2011 to 06/30/2011	12
Interim information of Added Value	13
Consolidated Interim Accounting Information
Statement of Financial Position - Assets	14
Statement of Financial Position - Liabilities	16
Statement of Income	18
Statement of Comprehensive Income	20
Statement of Cash Flows	21
Statements of Changes in Shareholders' Equity
Statements of Changes in Shareholders' Equity - 01/01/2012 to 06/30/2012	22
Statements of Changes in Shareholders' Equity - 01/01/2011 to 06/30/2011	23
Interim information of added value	24
Notes to the interim financial statements	25
Reports and Statements
Special Review Report – Unqualified Review Opinion	74

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Company Data / Share Capital Composition

Number of Shares	Current Quarter
(Thousand)	06/30/2012
From Paid-in Capital
Common	7,442,454
Preferred	5,602,043
Total	13,044,497
Treasury Shares
Common	0
Preferred	0
Total	0

PAGE: 1 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Company Data / Cash Dividends

Event	Approval Date	Type	Payment Begin	Type of Shares	Class of Shares	Dividends Per Share (Reais / Share)
Board of Directors Meeting	12/22/2011	Interest on Shareholders' equity	02/29/2012	Common		0.20000
Board of Directors Meeting	12/22/2011	Interest on Shareholders' equity	02/29/2012	Preferred		0.20000
Board of Directors Meeting	02/09/2012	Dividend	05/18/2012	Common		0.12000
Board of Directors Meeting	02/09/2012	Dividend	05/18/2012	Preferred		0.12000
Board of Directors Meeting	04/27/2012	Interest on Shareholders' equity	05/31/2012	Common		0.20000
Board of Directors Meeting	04/27/2012	Interest on Shareholders' equity	05/31/2012	Preferred		0.20000

PAGE: 2 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Financial Position – Assets

(R$ Thousand)		Current	Previous
Account Code	Description Account	Quarter 06/30/2012	Fiscal Year 12/31/2011
1	Total Assets	517,136,959	494,180,658
1.01	Current Assets	92,403,934	95,248,068
1.01.01	Cash and Cash Equivalents	12,313,820	18,857,502
1.01.01.01	Cash and Banks	184,019	672,255
1.01.01.02	Short Term Investments	12,129,801	18,185,247
1.01.02	Short Term Investments	26,896,045	23,624,649
1.01.02.01	Financial Investments at Fair Value	19,659,340	16,785,110
1.01.02.01.01	Trading Securities	19,647,434	16,785,110
1.01.02.01.02	Available-for-Sale Securities	11,906	0
1.01.02.02	Financial Investments Valued at Amortized Cost	7,236,705	6,839,539
1.01.02.02.01	Held-to-Maturity Securities	7,236,705	6,839,539
1.01.03	Receivable	16,340,277	20,347,067
1.01.03.01	Accounts Receivable, net	13,151,373	17,438,937
1.01.03.01.01	Third parties	3,640,721	3,207,385
1.01.03.01.02	Subsidiaries and associates	10,019,049	14,633,648
1.01.03.01.03	Allowance for Uncollectible Accounts	-508,397	-402,096
1.01.03.02	Other Receivable	3,188,904	2,908,130
1.01.04	Inventories	23,920,329	22,434,018
1.01.06	Recoverable Taxes	8,816,700	6,577,389
1.01.06.01	Current Recoverable Taxes	8,816,700	6,577,389
1.01.07	Prepaid Expenses	1,490,749	1,223,829
1.01.08	Other Current Assets	2,626,014	2,183,614
1.01.08.03	Other	2,626,014	2,183,614
1.01.08.03.01	Advances to Suppliers	1,380,056	1,039,642
1.01.08.03.02	Dividends Receivable	640,263	721,422
1.01.08.03.03	Other	605,695	422,550
1.02	Non-current Assets	424,733,025	398,932,590
1.02.01	Long-Term Assets	36,954,694	36,259,041
1.02.01.01	Financial Investments at Fair Value	5,738,540	5,209,632
1.02.01.01.02	Available-for-Sale Securities	5,738,540	5,209,632
1.02.01.02	Financial Investments Valued at Amortized Cost	212,039	9,345
1.02.01.02.01	Held-to-Maturity Securities	212,039	9,345
1.02.01.03	Receivable	93,159	121,325
1.02.01.03.02	Other Receivable	93,159	121,325
1.02.01.04	Inventories	72,109	66,927
1.02.01.06	Deferred Taxes	10,509,388	12,299,990
1.02.01.06.01	Deferred Income Tax and Social Contribution	2,337,122	3,170,703
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	1,667,524	1,742,022
1.02.01.06.03	Deferred PIS/COFINS	6,504,742	7,387,265
1.02.01.07	Prepaid Expenses	1,908,336	1,656,257
1.02.01.08	Credit with Related Parties	12,375,686	11,507,046
1.02.01.08.01	Credit with Associates	4,126	3,694
1.02.01.08.02	Credit with Subsidiaries	12,345,283	11,452,611
1.02.01.08.04	Credit with Other Related Parties	26,277	50,741
1.02.01.09	Other Non-Current Assets	6,045,437	5,388,519
1.02.01.09.03	Petroleum and Alcohol Accounts - STN	834,918	831,949

PAGE: 3 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Financial Position – Assets

(R$ Thousand)		Current	Previous
Account Code	Description Account	Quarter 06/30/2012	Fiscal Year 12/31/2011
1.02.01.09.05	Restricted Deposits for Legal Proceedings and Guarantees	2,671,965	2,563,720
1.02.01.09.06	Advances to Suppliers	1,479,442	1,011,348
1.02.01.09.07	Other Long-Term Assets	1,059,112	981,502
1.02.02	Investments	66,231,059	57,239,381
1.02.02.01	Corporate Interests	66,231,059	57,239,381
1.02.02.01.01	Investments in Associates	5,793,535	4,050,493
1.02.02.01.02	Investments in Subsidiaries	59,024,341	51,937,821
1.02.02.01.03	Investments in Jointly Controlled Entities	1,215,291	1,049,439
1.02.02.01.04	Other Corporate Interests	197,892	201,628
1.02.03	Property, Plant and Equipment	243,667,980	227,301,932
1.02.03.01	Assets in Operation	121,265,570	97,038,581
1.02.03.02	Assets Under Leasing	10,572,619	10,920,513
1.02.03.03	Assets Under Construction	111,829,791	119,342,838
1.02.04	Intangible assets	77,701,294	77,886,170
1.02.04.01	Intangible assets	77,701,294	77,886,170
1.02.04.01.02	Concessions Rights	76,213,490	76,370,148
1.02.04.01.03	Software	1,487,804	1,516,022
1.02.05	Deferred	177,998	246,066

PAGE: 4 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)		Current	Previous
Account Code	Description Account	Quarter	Fiscal Year 12/31/2011
		06/30/2012
2	Total Liabilities	517,136,959	494,180,658
2.01	Current Liabilities	55,427,694	56,936,498
2.01.01	Social and Labor Obligations	2,948,853	2,719,992
2.01.01.01	Social Obligations	456,564	502,388
2.01.01.02	Labor Obligations	2,492,289	2,217,604
2.01.02	Trade Accounts Payable	12,932,091	12,268,055
2.01.02.01	National Suppliers	9,534,125	9,252,271
2.01.02.02	Foreign Suppliers	3,397,966	3,015,784
2.01.03	Taxes	9,147,823	9,257,682
2.01.03.01	Federal Taxes	6,864,478	7,200,370
2.01.03.01.02	Other Federal Taxes	6,864,478	7,200,370
2.01.03.02	State Taxes	2,184,938	1,944,758
2.01.03.03	Municipal Taxes	98,407	112,554
2.01.04	Current Debt	6,121,216	4,535,117
2.01.04.01	Loans and Financing	2,123,336	912,404
2.01.04.01.01	Local Currency	520,836	568,739
2.01.04.01.02	Foreign Currency	1,602,500	343,665
2.01.04.02	Debentures	1,840,435	1,700,255
2.01.04.03	Finance Leases Obligations	2,157,445	1,922,458
2.01.05	Other Liabilities	22,930,592	26,814,770
2.01.05.01	Related Parties Liabilities	20,128,955	19,972,287
2.01.05.01.01	Debt with Associates	74,951	89,323
2.01.05.01.02	Debt with Subsidiaries	9,815,120	10,243,980
2.01.05.01.04	Debt with Other Related Parties	10,238,884	9,638,984
2.01.05.02	Other	2,801,637	6,842,483
2.01.05.02.01	Dividends and Interest on Shareholders’ Equity	0	3,878,129
2.01.05.02.04	Interests of Employees and Managers	649,753	1,295,251
2.01.05.02.05	Other	2,151,884	1,669,103
2.01.06	Provisions	1,347,119	1,340,882
2.01.06.02	Other Provisions	1,347,119	1,340,882
2.01.06.02.04	Pension and Health Care Plans Obligations	1,347,119	1,340,882
2.02	Non-Current Liabilities	124,476,463	106,769,598
2.02.01	Long-Term Debt	49,942,113	50,476,598
2.02.01.01	Loans and Financing	43,192,543	42,887,392
2.02.01.01.01	Local Currency	28,195,182	27,542,091
2.02.01.01.02	Foreign Currency	14,997,361	15,345,301
2.02.01.02	Debentures	133,969	167,460
2.02.01.03	Finance Leases Obligations	6,615,601	7,421,746
2.02.02	Other Liabilities	17,946,560	2,854,727
2.02.02.01	Related Parties Liabilities	14,606,868	273,696
2.02.02.01.01	Debt with Associates	60,545	58,202
2.02.02.01.02	Debt with Subsidiaries	14,546,323	215,494
2.02.02.02	Other	3,339,692	2,581,031
2.02.02.02.03	Other Accounts Payable and Expenses	3,339,692	2,581,031
2.02.03	Deferred Taxes	31,171,543	29,408,005
2.02.03.01	Deferred Income Tax and Social Contribution	31,171,543	29,408,005

PAGE: 5 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)		Current	Previous
Account Code	Description Account	Quarter	Fiscal Year 12/31/2011
		06/30/2012
2.02.03.01.01	Deferred Income Tax and Social Contribution	31,171,543	29,408,005
2.02.04	Provisions	25,416,247	24,030,268
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	681,553	437,405
2.02.04.01.01	Tax Provisions	90,563	11,556
2.02.04.01.02	Social Security and Labor Provisions	228,967	202,681
2.02.04.01.04	Civil Provisions	282,010	161,168
2.02.04.01.05	Other Process Provisions	80,013	62,000
2.02.04.02	Other Provisions	24,734,694	23,592,863
2.02.04.02.04	Pension and Health Care Plans Obligations	16,557,073	15,351,424
2.02.04.02.05	Provision for Decommissioning Costs	8,177,621	8,241,439
2.03	Shareholders’ Equity	337,232,802	330,474,562
2.03.01	Paid in Capital	205,392,137	205,379,729
2.03.02	Capital Reserves	941,233	859,388
2.03.02.07	Additional Paid in Capital	941,233	859,388
2.03.04	Profit Reserves	122,950,652	122,963,060
2.03.04.01	Legal Reserve	14,308,515	14,308,515
2.03.04.02	Statutory Reserve	2,448,518	2,448,518
2.03.04.05	Undistributed Earnings Reserve	104,800,895	104,800,895
2.03.04.07	Tax Incentive Reserve	1,392,724	1,405,132
2.03.05	Retained Earnings/ Accumulated Losses	5,068,946	0
2.03.06	Equity Valuation Adjustments	2,879,834	1,272,385
2.03.06.01	Cumulative Translation Adjustments	2,196,075	926,685
2.03.06.02	Other Comprehensive Income	683,759	345,700

PAGE: 6 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Income

(R$ Thousand)
			Accumulated	Same quarter	Accumulated
		Current	of the	of the	of the
		Quarter	Current Year	Previous Year	Previous Year
Account Code	Description Account	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012	04/01/2011 to 06/30/2011	01/01/2011 to 06/30/2011
3.01	Sales Revenues	52,496,317	103,606,585	45,920,728	86,017,312
3.02	Cost of Sales	-41,173,233	-77,635,784	-29,963,805	-54,666,668
3.03	Gross Profit	11,323,084	25,970,801	15,956,923	31,350,644
3.04	Operating Income/ Expenses	-10,270,946	-14,735,678	-4,327,766	-7,966,729
3.04.01	Selling Expenses	-2,859,587	-5,766,761	-2,319,331	-4,570,799
3.04.02	Administrative and General Expenses	-1,781,655	-3,310,253	-1,483,297	-2,807,187
3.04.05	Other Operating Expenses	-5,148,599	-8,964,327	-3,420,508	-6,560,589
3.04.05.01	Other Taxes	-67,113	-141,683	-39,388	-165,806
3.04.05.02	Research and Development Expenses	-424,421	-939,030	-496,810	-979,500
3.04.05.03	Exploration Costs	-3,293,776	-4,214,679	-1,034,921	-1,893,834
3.04.05.05	Other Operating Income and Expenses, Net	-1,363,289	-3,668,935	-1,849,389	-3,521,449
3.04.06	Equity Results	-481,105	3,305,663	2,895,370	5,971,846
3.05	Income Before Financial Results, Profit Sharing and Income Taxes	1,052,138	11,235,123	11,629,157	23,383,915
3.06	Financial Income (expenses), net	-2,599,532	-2,207,118	1,806,753	3,595,851
3.06.01	Financial Income	1,488,594	2,856,222	1,800,045	3,675,049
3.06.01.01	Financial Income	1,488,594	2,856,222	1,594,241	3,286,693
3.06.01.02	Exchange and Monetary Variations, net	0	0	205,804	388,356
3.06.02	Financial Expenses	-4,088,126	-5,063,340	6,708	-79,198
3.06.02.01	Financial Expenses	-270,225	-470,429	6,708	-79,198
3.06.02.02	Exchange and Monetary Variations, net	-3,817,901	-4,592,911	0	0
3.07	Income Before Income Taxes	-1,547,394	9,028,005	13,435,910	26,979,766
3.08	Income Tax and Social Contribution	171,252	-1,338,312	-2,525,315	-5,224,295
3.08.01	Current	739,594	1,056,426	-1,178,322	-1,557,143
3.08.02	Deferred	-568,342	-2,394,738	-1,346,993	-3,667,152
3.09	Net Income from Continuing Operations	-1,376,142	7,689,693	10,910,595	21,755,471
3.11	Income / Loss for the Period	-1,376,142	7,689,693	10,910,595	21,755,471
3.99	Income per Share - (Reais / Share)
3.99.01	Basic Income per Share

PAGE: 7 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Income

(R$ Thousand)
			Accumulated	Same Quarter	Accumulated
		Current	of the	of the	of the
		Quarter	Current Year	Previous Year	Previous Year
Account Code	Description Account	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012	04/01/2011 to 06/30/2011	01/01/2011 to 06/30/2011
3.99.01.01	Common	-0.1000	0.5900	0.8400	1.6700
3.99.01.02	Preferred	-0.1000	0.5900	0.8400	1.6700
3.99.02	Diluted Income per Share
3.99.02.01	Common	-0.1000	0.5900	0.8400	1.6700
3.99.02.02	Preferred	-0.1000	0.5900	0.8400	1.6700

PAGE: 8 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)
			Accumulated	Same quarter	Accumulated
		Current	of the	of the	of the
		Quarter	Current Year	Previous Year	Previous Year
Account Code	Description Account	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012	04/01/2011 to 06/30/2011	01/01/2011 to 06/30/2011
4.01	Net Income for the Period	-1,376,142	7,689,693	10,910,595	21,755,471
4.02	Other Comprehensive Income	1,799,262	1,617,669	-450,843	-818,614
4.02.01	Cumulative Translation Adjustments	1,600,835	1,269,390	-417,718	-676,284
4.02.02	Deemed Cost	2,617	5,110	0	0
4.02.03	Unrealized Gains / (Losses) on Available-for-sale Securities - Recognized	285,451	500,842	-68,163	-229,603
4.02.04	Unrealized Gains / (Losses) on Available-for-sale Securities - Transferred to Results	169	3,001	7,224	14,562
4.02.05	Unrecognized Gains / (Losses) on Cash Flow Hedge - Recognized	-26,647	-5,869	9,589	3,181
4.02.06	Unrecognized Gains / (Losses) on Cash Flow Hedge - Transferred to Results	33,935	15,481	-4,950	-8,535
4.02.07	Deferred Income Tax and Social Contribution	-97,098	-170,286	23,175	78,065
4.03	Comprehensive Income for the Period	423,120	9,307,362	10,459,752	20,936,857

PAGE: 9 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Cash Flows - Indirect Method

(R$ Thousand)
		Accumulated Current Year	Accumulated Previous Year
Account Code	Description Account	01/01/2012 to 06/30/2012	01/01/2011 to 06/30/2011
6.01	Net Cash - Operating Activities	19,497,698	13,138,856
6.01.01	Cash Provided by Operating Activities	20,278,836	22,978,655
6.01.01.01	Net Income for the Period	7,689,693	21,755,471
6.01.01.03	Equity in Earnings (Losses) of Investments	-3,305,663	-5,971,846
6.01.01.05	Depreciation, Depletion and Amortization	7,184,768	5,554,240
6.01.01.06	Impairment	211,159	193,545
6.01.01.07	Write-Off of Dry wells	3,273,669	1,142,936
6.01.01.08	Residual Value of Permanent Assets Written Off	77,803	116,305
6.01.01.09	Exchange and Monetary Variation and Charges on Financing	2,752,667	-3,479,148
6.01.01.10	Deferred Income Tax and Social Contribution, Net	2,394,740	3,667,152
6.01.02	Changes in Assets and Liabilities	1,666,990	-9,913,748
6.01.02.01	Receivable	-488,459	-147,871
6.01.02.02	Inventories	-1,702,652	-4,497,362
6.01.02.03	Trade Accounts Payable	663,326	-49,700
6.01.02.04	Taxes, Fees and Contributions	-1,565,828	692,759
6.01.02.05	Pension and Health Care Obligations	1,158,436	730,690
6.01.02.06	Short Term Operations with Subsidiaries / Associates	3,602,167	-6,642,264
6.01.03	Other	-2,448,128	73,949
6.01.03.01	Other Assets	-2,661,491	-375,169
6.01.03.02	Other Liabilities	213,363	449,118
6.02	Net Cash - Investment Activities	-33,134,164	-13,851,620
6.02.01	Investments in Exploration and Production	-16,053,314	-11,544,501
6.02.02	Investments in Refining, Transportation & Marketing	-14,685,425	-7,572,769
6.02.03	Investments in Gas and Power	-1,224,515	-1,489,952
6.02.04	Investment in International Segment	-2,122	-6,686
6.02.06	Investment in Biofuel	-145,930	-330,687
6.02.07	Other Investments	-833,747	-744,205
6.02.08	Investments in Marketable Securities	-1,825,000	6,932,000
6.02.09	Dividends Received	1,635,889	905,180
6.03	Net Cash - Financing Activities	7,092,784	4,635,084
6.03.03	Funding	0	27,512
6.03.04	Amortization of Principal	-379,459	-181,343
6.03.05	Amortization of Interest	-1,593,627	-1,360,033
6.03.06	Intercompany Loans, Net	14,637,401	16,925,094
6.03.07	Non Standard Credit Rights Investment Fund	599,899	-4,904,014
6.03.08	Dividends Paid to Shareholders	-6,171,430	-5,872,132
6.05	Increase (Decrease) in Cash and Cash Equivalents	-6,543,682	3,922,320
6.05.01	Opening Balance of Cash and Cash Equivalents	18,857,502	19,994,554
6.05.02	Closing Balance of Cash and Cash Equivalents	12,313,820	23,916,874

PAGE: 10 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2012 to 06/30/2012

(R$ Thousand)
Account Code	Description Account	Paid in Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earnings/ (accumulated losses)	Other Comprehensive Income	Shareholders’ Equity Consolidated
5.01	Opening Balance	205,379,729	859,388	122,963,060	0	1,272,385	330,474,562
5.03	Opening Balance Adjusted	205,379,729	859,388	122,963,060	0	1,272,385	330,474,562
5.04	Capital Transactions with Shareholders	12,408	81,845	-12,408	-2,625,857	-5,110	-2,549,122
5.04.01	Capital Increases	12,408	0	-12,408	0	0	0
5.04.07	Interest on Shareholders' Equity	0	0	0	-2,625,857	0	-2,625,857
5.04.08	Change in Interest in Subsidiaries	0	81,845	0	0	0	81,845
5.04.09	Realization of the Deemed Cost	0	0	0	0	-5,110	-5,110
5.05	Total of Comprehensive Income	0	0	0	7,694,803	1,612,559	9,307,362
5.05.01	Net Income for the Period	0	0	0	7,689,693	0	7,689,693
5.05.02	Other Comprehensive Income	0	0	0	5,110	1,612,559	1,617,669
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	494,973	494,973
5.05.02.02	Taxes of Adjustments of Financial Instruments	0	0	0	0	-170,286	-170,286
5.05.02.04	Translation Adjustments for the Period	0	0	0	0	1,269,390	1,269,390
5.05.02.06	Taxes Adjustments of Financial Instruments Transferred to Results	0	0	0	0	18,482	18,482
5.05.02.07	Realization of the Deemed Cost	0	0	0	5,110	0	5,110
5.07	Final Balance	205,392,137	941,233	122,950,652	5,068,946	2,879,834	337,232,802

PAGE: 11 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2011 to 06/30/2011

(R$ Thousand)
Account Code	Description Account	Paid in Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earnings/ (accumulated losses)	Other Comprehensive Income	Shareholders’ Equity Consolidated
5.01	Opening Balance	205,357,103	-6,257	101,875,065	0	90,605	307,316,516
5.03	Opening Balance Adjusted	205,357,103	-6,257	101,875,065	0	90,605	307,316,516
5.04	Capital Transactions with Shareholders	22,626	64,210	-22,626	-5,217,799	0	-5,153,589
5.04.01	Capital Increases	22,626	0	-22,626	0	0	0
5.04.07	Interest on Shareholders' Equity	0	0	0	-5,217,799	0	-5,217,799
5.04.08	Change in Interest in Subsidiaries	0	64,210	0	0	0	64,210
5.05	Total of Comprehensive Income	0	0	0	21,755,471	-818,614	20,936,857
5.05.01	Net Income for the Period	0	0	0	21,755,471	0	21,755,471
5.05.02	Other Comprehensive Income	0	0	0	0	-824,641	-824,641
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	-226,422	-226,422
5.05.02.02	Taxes of Adjustments of Financial Instruments	0	0	0	0	78,065	78,065
5.05.02.04	Translation Adjustments for the Period	0	0	0	0	-676,284	-676,284
5.05.03	Financial Instruments Transferred to Results	0	0	0	0	6,027	6,027
5.05.03.01	Adjustments of Financial Instruments	0	0	0	0	6,027	6,027
5.07	Final Balance	205,379,729	57,953	101,852,439	16,537,672	-728,009	323,099,784

PAGE: 12 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Added Value

(R$ Thousand)
		Accumulated Current Year	Accumulated Previous Year
Account Code	Description Account	01/01/2012 to 06/30/2012	01/01/2011 to 06/30/2011
7.01	Sales Revenues	161,172,781	137,332,471
7.01.01	Sales of Goods, Products and Services	133,141,941	112,462,161
7.01.02	Other Revenues	2,334,633	1,729,187
7.01.03	Revenues Related to the Construction of Own Assets	25,802,509	23,061,217
7.01.04	Allowance/Reversal for uncollectible Accounts	-106,302	79,906
7.02	Inputs Acquired from Third Parties	-85,793,822	-61,624,300
7.02.01	Cost of Sales	-43,526,368	-32,169,771
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	-32,527,315	-21,713,895
7.02.03	Loss/Recovery of Assets Values	-211,159	-193,545
7.02.04	Other	-9,528,980	-7,547,089
7.03	Gross Added Value	75,378,959	75,708,171
7.04	Retentions	-7,184,768	-5,554,240
7.04.01	Depreciation, Amortization and Depletion	-7,184,768	-5,554,240
7.05	Net Added Value Produced	68,194,191	70,153,931
7.06	Transferred Added Value	6,848,205	9,256,951
7.06.01	Results of Equity Accounting	3,305,663	5,971,846
7.06.02	Financial Income	3,192,233	2,865,303
7.06.03	Other	350,309	419,802
7.07	Total Added Value to be Distributed	75,042,396	79,410,882
7.08	Distribution of Added Value	75,042,396	79,410,882
7.08.01	Personnel	8,230,428	7,535,281
7.08.01.01	Payroll and Related Charges	5,310,757	5,275,142
7.08.01.02	Benefits	2,507,074	1,913,981
7.08.01.03	FGTS	412,597	346,158
7.08.02	Taxes, Duties and Social Contributions	38,461,044	38,459,841
7.08.02.01	Federal	26,753,131	28,513,752
7.08.02.02	State	11,641,187	9,893,314
7.08.02.03	Municipal	66,726	52,775
7.08.03	Remuneration of Third Party Capital	20,661,231	11,660,289
7.08.03.01	Interest	8,098,553	2,254,143
7.08.03.02	Rental	12,562,678	9,406,146
7.08.04	Remuneration of Shareholders' Equity	7,689,693	21,755,471
7.08.04.01	Interest on Shareholders' Equity	2,608,899	5,217,799
7.08.04.03	Retained Earnings / Loss For The Period	5,080,794	16,537,672

PAGE: 13 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)
Account Code	Description Account	Current Quarter 06/30/2012	Previous Fiscal Year 12/31/2011
1	Total Assets	628,027,804	599,149,983
1.01	Current Assets	116,320,631	118,368,613
1.01.01	Cash and Cash Equivalents	26,318,336	35,747,240
1.01.01.01	Cash and Banks	2,109,287	3,731,249
1.01.01.02	Short Term Investments	24,209,049	32,015,991
1.01.02	Short Term Investments	19,668,450	16,808,467
1.01.02.01	Financial Investments at Fair Value	19,659,340	16,791,201
1.01.02.01.01	Trading Securities	19,647,434	16,785,110
1.01.02.01.02	Available-for-sale Securities	11,906	6,091
1.01.02.02	Financial Investments Valued at Amortized Cost	9,110	17,266
1.01.02.02.01	Held-to–Maturity Securities	9,110	17,266
1.01.03	Receivable	22,587,243	21,974,701
1.01.03.01	Accounts Receivable	17,421,097	16,734,007
1.01.03.01.01	Third Parties	13,306,946	14,144,777
1.01.03.01.02	Subsidiaries and Associates	5,928,296	4,274,251
1.01.03.01.03	Allowance for Uncollectible Accounts	-1,814,145	-1,685,021
1.01.03.02	Other Receivable	5,166,146	5,240,694
1.01.04	Inventories	30,159,055	28,446,924
1.01.06	Recoverable Taxes	11,884,001	10,050,597
1.01.06.01	Current Recoverable Taxes	11,884,001	10,050,597
1.01.07	Prepaid Expenses	1,673,936	1,328,418
1.01.08	Other Current Assets	4,029,610	4,012,266
1.01.08.03	Other	4,029,610	4,012,266
1.01.08.03.01	Advances to Suppliers	1,595,347	1,388,840
1.01.08.03.02	Dividends Receivable	288,073	77,914
1.01.08.03.03	Other	2,146,190	2,545,512
1.02	Non-current Assets	511,707,173	480,781,370
1.02.01	Long-Term Assets	43,614,257	43,982,388
1.02.01.01	Financial Investments at Fair Value	6,003,113	5,472,748
1.02.01.01.02	Available-for-sale Securities	6,003,113	5,472,748
1.02.01.02	Financial Investments Valued at Amortized Cost	288,321	274,363
1.02.01.02.01	Held-to-maturity Securities	288,321	274,363
1.02.01.03	Receivable	5,488,113	5,122,163
1.02.01.03.02	Other Receivable	5,488,113	5,122,163
1.02.01.04	Inventories	89,897	84,122
1.02.01.06	Deferred Taxes	18,407,312	20,050,868
1.02.01.06.01	Deferred Income Tax and Social Contribution	7,061,706	8,041,846
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	2,011,611	2,198,982
1.02.01.06.03	Deferred PIS/COFINS	8,790,609	9,337,847
1.02.01.06.04	Other Taxes	543,386	472,193
1.02.01.07	Prepaid Expenses	2,174,970	1,902,789
1.02.01.08	Credit with Related Parties	101,457	148,508
1.02.01.08.01	Credit with Associates	101,457	148,508
1.02.01.09	Other non-Current Assets	11,061,074	10,926,827
1.02.01.09.03	Petroleum and Alcohol Accounts - STN	834,918	831,949
1.02.01.09.05	Restricted Deposits for Legal Proceedings and Guarantees	3,129,082	2,954,915

PAGE: 14 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)
Account Code	Description Account	Current Quarter 06/30/2012	Previous Fiscal Year 12/31/2011

1.02.01.09.06	Advances to Suppliers	5,911,340	5,891,800
1.02.01.09.07	Other Long-Term assets	1,185,734	1,248,163
1.02.02	Investments	11,864,898	12,248,080
1.02.02.01	Corporate Interests	11,864,898	12,248,080
1.02.02.01.01	Investments in Associates	11,638,114	12,017,794
1.02.02.01.04	Other Corporate Interests	226,784	230,286
1.02.03	Property, Plant and Equipment	373,934,600	342,266,918
1.02.03.01	Assets in Operation	213,876,462	183,530,046
1.02.03.02	Assets Under Leasing	225,801	177,535
1.02.03.03	Assets Under Construction	159,832,337	158,559,337
1.02.04	Intangible assets	82,293,418	82,283,984
1.02.04.01	Intangible assets	81,354,607	81,334,884
1.02.04.01.02	Concession Rights	79,692,426	79,653,873
1.02.04.01.03	Software	1,662,181	1,681,011
1.02.04.02	Goodwill	938,811	949,100

PAGE: 15 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)
Account Code	Description Account	Current Quarter 06/30/2012	Previous Fiscal Year 12/31/2011
2	Total Liabilities	628,027,804	599,149,983
2.01	Current Liabilities	62,912,120	68,212,334
2.01.01	Social and Labor Obligations	3,436,238	3,182,067
2.01.01.01	Social Obligations	510,431	436,481
2.01.01.02	Labor Obligations	2,925,807	2,745,586
2.01.02	Trade Accounts Payable	22,352,371	21,417,528
2.01.02.01	National Suppliers	12,206,268	12,258,291
2.01.02.02	Foreign Suppliers	10,146,103	9,159,237
2.01.03	Taxes	11,034,226	10,968,716
2.01.03.01	Federal Taxes	8,572,293	8,667,318
2.01.03.01.01	Income Tax and Social Contribution Payable	1,047,156	1,324,445
2.01.03.01.02	Other Federal Taxes	7,525,137	7,342,873
2.01.03.02	State Taxes	2,347,386	2,177,861
2.01.03.03	Municipal Taxes	114,547	123,537
2.01.04	Current Debt	17,610,771	18,966,329
2.01.04.01	Loans and Financing	15,520,418	17,030,834
2.01.04.01.01	Local Currency	2,460,190	2,500,959
2.01.04.01.02	Foreign Currency	13,060,228	14,529,875
2.01.04.02	Debentures	2,045,439	1,853,433
2.01.04.03	Finance Leases Obligations	44,914	82,062
2.01.05	Other Liabilities	7,055,660	12,250,659
2.01.05.01	Related Parties Liabilities	706,030	834,291
2.01.05.01.01	Debt with Associates	706,030	834,291
2.01.05.02	Other	6,349,630	11,416,368
2.01.05.02.01	Dividends and Interest on Shareholders' Equity	0	3,878,129
2.01.05.02.04	Interests of Employees and Managers	864,793	1,560,139
2.01.05.02.05	Other	5,484,837	5,978,100
2.01.06	Provisions	1,422,854	1,427,035
2.01.06.02	Other Provisions	1,422,854	1,427,035
2.01.06.02.04	Pension and Health Plans Obligations	1,422,854	1,427,035
2.02	Non-Current Liabilities	226,226,668	198,714,038
2.02.01	Long-term Debt	161,564,477	136,588,365
2.02.01.01	Loans and Financing	160,476,183	135,412,117
2.02.01.01.01	Local Currency	60,132,606	57,831,248
2.02.01.01.02	Foreign Currency	100,343,577	77,580,869
2.02.01.02	Debentures	892,949	993,020
2.02.01.03	Finance Leases Obligations	195,345	183,228
2.02.02	Other Liabilities	1,459,148	2,003,415
2.02.02.01	Related Parties Liabilities	219,630	187,149
2.02.02.01.01	Debt with Associates	219,630	187,149
2.02.02.02	Other	1,239,518	1,816,266
2.02.02.02.03	Other Accounts Payable and Expenses	1,239,518	1,816,266
2.02.03	Deferred Taxes	34,821,098	33,268,472
2.02.03.01	Deferred Income Tax and Social Contribution	34,821,098	33,268,472
2.02.03.01.01	Deferred Income Tax and Social Contribution	34,809,146	33,229,769
2.02.03.01.02	Other Deferred Taxes	11,952	38,703

PAGE: 16 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)
Account Code	Description Account	Current Quarter 06/30/2012	Previous Fiscal Year 12/31/2011
2.02.04	Provisions	28,381,945	26,853,786
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,634,371	1,361,456
2.02.04.01.01	Tax Provisions	725,805	660,706
2.02.04.01.02	Social Security and Labor Provisions	331,289	290,422
2.02.04.01.04	Civil Provisions	415,920	297,860
2.02.04.01.05	Other Provisions for Contingencies	161,357	112,468
2.02.04.02	Other Provisions	26,747,574	25,492,330
2.02.04.02.04	Pension and Health Plans Obligations	17,918,081	16,652,908
2.02.04.02.05	Provision for Decommissioning Costs	8,829,493	8,839,422
2.03	Consolidated Shareholders' Equity	338,889,016	332,223,611
2.03.01	Paid in Capital	205,392,137	205,379,729
2.03.02	Capital Reserves	644,488	562,643
2.03.02.07	Additional Paid in Capital	644,488	562,643
2.03.04	Profit Reserves	122,611,716	122,624,124
2.03.04.01	Legal Reserve	14,308,515	14,308,515
2.03.04.02	Statutory Reserve	2,448,518	2,448,518
2.03.04.05	Undistributed Earning Reserve	104,461,959	104,461,959
2.03.04.07	Tax incentive Reserve	1,392,724	1,405,132
2.03.05	Retained Earnings / Accumulated Losses	5,247,747	0
2.03.06	Equity Valuation Adjustments	2,879,834	1,272,385
2.03.06.01	Cumulative Translation Adjustments	2,196,075	926,685
2.03.06.02	Other Comprehensive Income	683,759	345,700
2.03.09	Non-controlling Interest	2,113,094	2,384,730

PAGE: 17 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Income Statement

(R$ Thousand)
Account Code	Description Account	Current Quarter 04/01/2012 to 06/30/2012	Accumulated of the Current Year 01/01/2012 to 06/30/2012	Same quarter of the Previous Year 04/01/2011 to 06/30/2011	Accumulated of the Previous Year 01/01/2011 to 06/30/2011
3.01	Sales Revenues	68,047,270	134,181,301	61,007,022	115,365,108
3.02	Cost of Sales	-52,032,050	-97,922,028	-41,032,420	-75,501,430
3.03	Gross Profit	16,015,220	36,259,273	19,974,602	39,863,678
3.04	Operating Income/Expenses	-11,159,302	-19,496,275	-7,815,290	-14,975,531
3.04.01	Selling Expenses	-2,349,094	-4,702,356	-2,151,989	-4,236,012
3.04.02	Administrative and General Expenses	-2,496,513	-4,696,408	-2,108,692	-4,056,555
3.04.05	Other Operating Expenses	-5,887,715	-9,807,850	-3,831,536	-7,370,862
3.04.05.01	Other Taxes	-170,242	-318,318	-109,609	-354,277
3.04.05.02	Research and Development Expenses	-430,245	-948,723	-526,127	-1,018,546
3.04.05.03	Exploration Costs	-3,415,652	-4,427,065	-1,198,782	-2,141,271
3.04.05.05	Other Operating Income and Expenses, Net	-1,871,576	-4,113,744	-1,997,018	-3,856,768
3.04.06	Equity Results	-425,980	-289,661	276,927	687,898
3.05	Income Before Financial Results, Profit sharing and Income Taxes	4,855,918	16,762,998	12,159,312	24,888,147
3.06	Financial Income (Expenses), Net	-6,406,934	-5,941,941	2,900,546	4,949,114
3.06.01	Financial Income	1,638,036	2,833,645	3,191,674	5,915,931
3.06.01.01	Financial Income	1,638,036	2,833,645	1,797,645	3,564,275
3.06.01.02	Exchange and Monetary Variations, net	0	0	1,394,029	2,351,656
3.06.02	Financial Expenses	-8,044,970	-8,775,586	-291,128	-966,817
3.06.02.01	Financial Expenses	-871,892	-1,736,533	-291,128	-966,817
3.06.02.02	Exchange and Monetary Variations, net	-7,173,078	-7,039,053	0	0
3.07	Income Before Income Taxes	-1,551,016	10,821,057	15,059,858	29,837,261
3.08	Income Tax and Social Contribution	-319,674	-3,264,068	-3,648,088	-7,235,588
3.08.01	Current	-856,671	-1,469,944	-1,892,780	-3,112,190
3.08.02	Deferred	536,997	-1,794,124	-1,755,308	-4,123,398
3.09	Net Income from Continuing Operations	-1,870,690	7,556,989	11,411,770	22,601,673
3.11	Consolidated Income / Loss for the period	-1,870,690	7,556,989	11,411,770	22,601,673
3.11.01	Attributable to shareholders of the Parent Company	-1,345,727	7,868,494	10,942,936	21,927,900
3.11.02	Attributable to non-controlling shareholders	-524,963	-311,505	468,834	673,773

PAGE: 18 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Income Statement

(R$ Thousand)
Account Code	Description Account	Current Quarter 04/01/2012 to 06/30/2012	Accumulated of the Current Year 01/01/2012 to 06/30/2012	Same quarter of the Previous Year 04/01/2011 to 06/30/2011	Accumulated of the Previous Year 01/01/2011 to 06/30/2011
3.99	Income per Share - (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	-0.1000	0.6000	0.8400	1.6800
3.99.01.02	Preferred	-0.1000	0.6000	0.8400	1.6800
3.99.02	Diluted Income per Share
3.99.02.01	Common	-0.1000	0.6000	0.8400	1.6800
3.99.02.02	Preferred	-0.1000	0.6000	0.8400	1.6800

PAGE: 19 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Comprehensive Income

			Accumulated	Same Quarter	Accumulated
		Current	of the	of the	of the
		Quarter	Current Year	Previous Year	Previous Year
Account Code	Description Account	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012	04/01/2011 to 06/30/2011	01/01/2011 to 06/30/2011
4.01	Consolidated Net Income for the Period	-1,870,690	7,556,989	11,411,770	22,601,673
4.02	Other Comprehensive Income	1,845,472	1,608,778	(548,267)	(942,802)
4.02.01	Cumulative Translation Adjustments	1,647,045	1,260,499	(515,142)	(800,472)
4.02.02	Deemed Cost	2,617	5,110	-	-
4.02.03	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized	285,451	500,842	(68,163)	(229,603)
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Transferred to Results	169	3,001	7,224	14,562
4.02.05	Unrecognized Gains / (Losses) on Cash Flow Hedge - Recognized	-26,647	-5,869	9,589	3,181
4.02.06	Unrecognized Gains / (Losses) on Cash Flow Hedge - Transferred to Results	33,935	15,481	(4,950)	(8,535)
4.02.07	Deferred Income Tax and Social Contribution	-97,098	-170,286	23,175	78,065
4.03	Comprehensive Income for the Period	-25,218	9,165,767	10,863,503	21,658,871
4.03.01	Attributable to shareholders of the Parent Company	453,535	9,486,163	10,492,093	21,109,286
4.03.02	Attributable to non-controlling shareholders	-478,753	-320,396	371,410	549,585

PAGE: 20 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Cash Flows - Indirect Method

(R$ Thousand)
Account Code	Description Account	Accumulated Current Year 04/01/2012 to 06/30/2012	Accumulated Previous Year 04/01/2011 to 06/30/2011
6.01	Net Cash - Operating Activities	26,100,339	26,754,795
6.01.01	Cash Provided by Operating Activities	30,710,874	33,446,865
6.01.01.01	Net Income for the Period	7,868,494	21,927,900
6.01.01.02	Non-Controlling Interest	-311,505	673,773
6.01.01.03	Equity in Earnings (Losses) of Investments	289,661	-687,898
6.01.01.05	Depreciation, Depletion and Amortization	10,065,997	7,559,662
6.01.01.06	Impairment	912,095	368,623
6.01.01.07	Write-off of Dry Wells	3,281,929	1,245,944
6.01.01.08	Residual Value of Permanent Assets Written Off	167,102	481,400
6.01.01.09	Exchange and Monetary Variation and Charges on Financing	6,642,977	-2,245,937
6.01.01.10	Deferred Income Tax and Social Contribution, Net	1,794,124	4,123,398
6.01.02	Changes in Assets and Liabilities	-2,417,600	-6,143,548
6.01.02.01	Receivable	-479,952	-2,053,484
6.01.02.02	Inventories	-2,345,473	-6,461,297
6.01.02.03	Trade Accounts Payable	843,209	2,048,269
6.01.02.04	Taxes, Fees and Contributions	-1,208,600	-432,990
6.01.02.05	Pension and Health Plan	1,271,701	809,153
6.01.02.06	Short-Term Operations with Subsidiaries / Associates	-498,485	-53,199
6.01.03	Other	-2,192,935	-548,522
6.01.03.01	Other Assets	-1,385,787	-1,659,891
6.01.03.02	Other liabilities	-807,148	1,111,369
6.02	Net Cash - Investment Activities	-37,493,508	-28,184,151
6.02.01	Investments in Exploration and Production	-19,741,392	-14,190,924
6.02.02	Investments in Refining, Transportation and Marketing	-11,874,430	-11,709,421
6.02.03	Investments in Gas and Power	-1,523,063	-1,487,883
6.02.04	Investment in International Segment	-1,727,588	-1,778,911
6.02.05	Investments in Distribution	-540,819	-451,041
6.02.06	Investment in Biofuel	-32,791	-251,951
6.02.07	Other Investments	-832,659	-818,696
6.02.08	Investments in Marketable Securities	-1,394,809	2,157,427
6.02.09	Dividends Received	174,043	347,249
6.03	Net Cash - Financing Activities	991,691	6,610,938
6.03.03	Share Acquisition of non controlling shareholders	82,472	18,941
6.03.04	Funding	22,141,514	21,925,379
6.03.05	Amortization of Principal	-10,793,571	-6,440,792
6.03.06	Amortization of Interest	-4,267,294	-3,020,458
6.03.09	Dividends Paid to Shareholders	-6,171,430	-5,872,132
6.04	Effect of Exchange Rate Changes on Cash and Cash Equivalents	972,574	-725,289
6.05	Increase (Decrease) in Cash and Cash Equivalents	-9,428,904	4,456,293
6.05.01	Opening Balance of Cash and Cash Equivalents	35,747,240	29,416,190
6.05.02	Closing Balance of Cash and Cash Equivalents	26,318,336	33,872,483

PAGE: 21 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2012 to 06/30/2012

(R$ Thousand)
Account Code	Description Account	Paid in Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earnings/ (accumulated losses)	Other Comprehensive Income	Shareholders’ Equity	Non-controlling interest	Shareholders’ Equity Consolidated
5.01	Opening Balance	205,379,729	562,643	122,624,124	0	1,272,385	329,838,881	2,384,730	332,223,611
5.03	Opening Balance Adjusted	205,379,729	562,643	122,624,124	0	1,272,385	329,838,881	2,384,730	332,223,611
5.04	Capital Transactions with Shareholders	12,408	81,845	-12,408	-2,625,857	-5,110	-2,549,122	48,760	-2,500,362
5.04.01	Capital Increases	12,408	0	-12,408	0	0	0	0	0
5.04.06	Dividends	0	0	0	-2,625,857	0	-2,625,857	-35,458	-2,661,315
5.04.08	Change in Interest in Subsidiaries	0	81,845	0	0	0	81,845	84,218	166,063
5.04.09	Realization of the Deemed Cost	0	0	0	0	-5,110	-5,110	0	-5,110
5.05	Total of Comprehensive Income	0	0	0	7,873,604	1,612,559	9,486,163	-320,396	9,165,767
5.05.01	Net Income for the Period	0	0	0	7,868,494	0	7,868,494	-311,505	7,556,989
5.05.02	Other Comprehensive Income	0	0	0	5,110	1,594,077	1,599,187	-8,891	1,590,296
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	494,973	494,973	0	494,973
5.05.02.02	Taxes on Adjustments of Financial Instruments	0	0	0	0	-170,286	-170,286	0	-170,286
5.05.02.04	Translation Adjustments for the Period	0	0	0	0	1,269,390	1,269,390	-8,891	1,260,499
5.05.02.07	Realization of the Deemed Cost	0	0	0	5,110	0	5,110	0	5,110
5.05.03	Transferred to Results	0	0	0	0	18,482	18,482	0	18,482
5.05.03.01	Adjustments of Financial Instruments	0	0	0	0	18,482	18,482	0	18,482
5.07	Final Balance	205,392,137	644,488	122,611,716	5,247,747	2,879,834	336,775,922	2,113,094	338,889,016

PAGE: 22 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2011 to 06/30/2011

(R$ Thousand)
Account Code	Description Account	Paid in Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earnings/ (accumulated losses)	Other Comprehensive Income	Shareholders’ Equity	Non-controlling interest	Shareholders’ Equity Consolidated
5.01	Opening Balance	205,357,103	-6,257	101,323,731	0	90,605	306,765,182	3,063,094	309,828,276
5.03	Opening Balance Adjusted	205,357,103	-6,257	101,323,731	0	90,605	306,765,182	3,063,094	309,828,276
5.04	Capital Transactions with Shareholders	22,626	54,931	-22,626	-5,217,799	0	-5,162,868	-239,895	-5,402,763
5.04.01	Capital Increases	22,626	0	-22,626	0	0	0	0	0
5.04.06	Dividends	0	0	0	-5,217,799	0	-5,217,799	-110,044	-5,327,843
5.04.08	Change in Interest in Subsidiaries	0	54,931	0	0	0	54,931	-129,851	-74,920
5.05	Total of Comprehensive Income	0	0	0	21,927,900	-818,614	21,109,286	549,585	21,658,871
5.05.01	Net Income for the Period	0	0	0	21,927,900	0	21,927,900	673,773	22,601,673
5.05.02	Other Comprehensive Income	0	0	0	0	-824,641	-824,641	-124,188	-948,829
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	-226,422	-226,422	0	-226,422
5.05.02.02	Taxes on Adjustments of Financial Instruments	0	0	0	0	78,065	78,065	0	78,065
5.05.02.04	Translation Adjustments for the Period	0	0	0	0	-676,284	-676,284	-124,188	-800,472
5.05.03	Transferred to Results	0	0	0	0	6,027	6,027	0	6,027
5.05.03.01	Adjustments of Financial Instruments	0	0	0	0	6,027	6,027	0	6,027
5.07	Final Balance	205,379,729	48,674	101,301,105	16,710,101	-728,009	322,711,600	3,372,784	326,084,384

PAGE: 23 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of added value

(R$ Thousand)
Account Code	Description Account	Accumulated Current Year 04/01/2012 to 06/30/2012	Accumulated Previous Year 04/01/2011 to 06/30/2011
7.01	Sales Revenues	204,371,892	177,552,641
7.01.01	Sales of Goods, Products and Services	165,561,391	145,041,373
7.01.02	Other Revenues	3,990,888	2,345,627
7.01.03	Revenues Related to the Construction of Own Assets	34,950,773	30,153,006
7.01.04	Allowance/Reversal for Uncollectible Accounts	-131,160	12,635
7.02	Inputs Acquired from Third Parties	-108,642,999	-83,917,046
7.02.01	Cost of Sales	-56,225,281	-46,928,351
7.02.02	Materials, Power, Third-party Services and Other Operating Expenses	-41,218,299	-27,974,873
7.02.03	Loss/Recovery of Assets Values	-912,095	-368,623
7.02.04	Other	-10,287,324	-8,645,199
7.03	Gross Added Value	95,728,893	93,635,595
7.04	Retentions	-10,065,997	-7,559,662
7.04.01	Depreciation, Amortization and Depletion	-10,065,997	-7,559,662
7.05	Net Added Value Produced	85,662,896	86,075,933
7.06	Transferred Added Value	2,681,769	4,502,395
7.06.01	Results of Equity Accounting	-289,661	687,898
7.06.02	Financial Income	2,833,645	3,564,275
7.06.03	Other	137,785	250,222
7.07	Total Added Value to be Distributed	88,344,665	90,578,328
7.08	Distribution of Added Value	88,344,665	90,578,328
7.08.01	Personnel	10,475,117	9,521,446
7.08.01.01	Payroll and Related Charges	7,103,245	6,906,094
7.08.01.02	Benefits	2,918,004	2,215,262
7.08.01.03	FGTS	453,868	400,090
7.08.02	Taxes, Duties and Social Contributions	51,074,926	51,556,652
7.08.02.01	Federal	32,496,694	34,472,479
7.08.02.02	State	18,458,361	16,976,085
7.08.02.03	Municipal	119,871	108,088
7.08.03	Remuneration of Third Party Capital	19,237,633	6,898,557
7.08.03.01	Interest	12,446,099	2,064,733
7.08.03.02	Rental	6,791,534	4,833,824
7.08.04	Remuneration of Shareholders' Equity	7,556,989	22,601,673
7.08.04.01	Interest on Shareholders' Equity	2,608,899	5,217,799
7.08.04.03	Retained Earnings / Loss For The Period	5,259,595	16,710,101
7.08.04.04	Non-controlling Interest - Retained Earnings	-311,505	673,773

PAGE: 24 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

1          The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as "Petrobras" or the "Company") to prospecting, drilling, refining, processing, trading and transporting oil originating from wells, shale or other rocks, and oil products, natural gas and other liquid hydrocarbons, in addition to activities connected with energy and it may carry out research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company's head office is located in Rio de Janeiro - RJ.

2          Basis of presentation of interim financial information

The consolidated interim information is being presented in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) and also in accordance with accounting practices adopted in Brazil for interim statements (CPC 21 - R1).

The individual interim accounting information is being presented in accordance with accounting practices adopted in Brazil for interim statements (CPC 21 - R1) and does not present differences in relation to the consolidated information, except for the maintenance of deferred charges, as established in CPC 43 (R1) - Initial Adoption of Technical Pronouncements. The reconciliations of the parent company's shareholders' equity and results with the consolidated are presented in Note 3.1.

This interim financial information is presented without repeating certain notes to the financial statements previously disclosed, but with an indication of the relevant changes occurred in the period, as well as some information without the parent company, considering that management understands that consolidated information provides more comprehensive measure of the Company’s financial position and the performance of its operations. Therefore, it should be read together with the Company's annual financial statements for the year ended December 31, 2011, which include the full set of notes.

Certain amounts from prior periods have been reclassified for comparability purposes relatively to the current period presentation. These reclassifications did not affect the net income or the shareholders' equity of the Company.

The Company's Board of Directors authorized the publication of this interim quarterly information in a meeting held on August 3, 2012.

2.1         Accounting estimates

In the preparation of the interim financial information it is necessary to use estimates for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, liabilities of pension and health care   plans, depreciation, depletion and amortization, abandonment costs, provisions for legal processes, market value of financial instruments, income tax and social contribution. Although Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

PAGE: 25 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

3          Consolidation basis

The consolidated interim financial information includes the quarterly information of Petrobras and its subsidiaries and special purpose entities.

The Company did not present material changes in interests in consolidated companies in the period ended June 30, 2012.

The Company began to recognize in its financial statements for the year ended December 31, 2011 the investments in jointly controlled entities valued by the equity accounting method, which are no longer consolidated proportionally, in conformity with the alternative established in IAS 31 and the corresponding CPC 19 (R1), approved by CVM Resolution 666/11.

Accordingly, the interim financial information for the first half of 2011, published originally, was adjusted and is being presented with this change, as follows:

a) Consolidated statement of income	Six-month period ended June 30, 2011
	Published	Effect of proportional consolidation	Re-presented

Sales revenues	116,269	(904)	115,365
Cost of sales	(75,822)	321	(75,501)
Gross profit	40,447	(583)	39,864
Expenses	(15,863)	199	(15,664)
Income before financial result, profit-sharing and taxes	24,584	(384)	24,200
Financial income (expenses), net	4,918	31	4,949
Equity in results of non-consolidated companies	442	246	688
Income before income taxes	29,944	(107)	29,837
Income tax / social contribution	(7,339)	104	(7,235)
Net income	22,605	(3)	22,602
Net income attributable to:
Shareholders of Petrobras	21,928	-	21,928
Non-controlling interests	677	(3)	674

	22,605	(3)	22,602

b) Consolidated statement of cash flows	Six-month period ended June 30, 2011
	Published	Effect of proportional consolidation	Re-presented
Cash provided by operating activities	27,172	(417)	26,755
Cash used in investment activities	(28,485)	301	(28,184)
Cash provided by financing activities	6,576	34	6,610
Effect of exchange variation on cash and cash equivalents	(913)	188	(725)
Net change in cash for the period	4,350	106	4,456
Cash and cash equivalents at the beginning of period	30,323	(907)	29,416
Cash and cash equivalents at the end of the period	34,673	(801)	33,872

PAGE: 26 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

3.1  Reconciliation of the consolidated shareholders' equity and consolidated net income with that of the parent company

	Shareholders' equity		Net income
	06.30.2012	12.31.2011	Jan-Jun/2012	Jan-Jun/2011
Consolidated - IFRS	338,889	332,224	7,557	22,602
Equity of non-controlling interests	(2,113)	(2,385)	311	(674)
Deferred expenses, net of income tax	457	636	(178)	(173)
Parent company adjusted to International
Accounting Standards (IAS)	337,233	330,475	7,690	21,755

4          Accounting practices

The accounting practices and calculation methods used in the preparation of this consolidated and individual quarterly information are the same as those adopted in the preparation of the annual financial statements of the Company for the year ended December 31, 2011.

5          Cash and cash equivalents

	Consolidated
	06.30.2012	12.31.2011

Cash and banks	2,109	3,731
Financial investments
- In Brazil
Mutual funds - Interbank Deposit	11,533	10,301
Other investment funds	1,776	4,275
	13,309	14,576
- Abroad	10,900	17,440
Total financial investments	24,209	32,016
Total cash and cash equivalents	26,318	35,747

6          Marketable securities

	Consolidated
	06.30.2012	12.31.2011
Trading securities	19,647	16,785
Available-for-sale	6,015	5,479
Held-to-maturity	297	291
	25,959	22,555
Current	19,668	16,808
Non-current	6,291	5,747

The securities for trading refer mainly to investments in treasury notes with maturity terms of more than 90 days and are presented in current assets considering the expectation of their realization in the short term.

PAGE: 27 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

7          Accounts receivable

7.1         Accounts receivable, net

	Consolidated
	06.30.2012	12.31.2011

Trade Accounts Receivable
Third parties	19,735	19,348
Related parties (Note 18.5)
Jointly controlled entities and associates	2,165	1,549
Receivables from the electricity sector	4,152	3,672
Petroleum and alcohol accounts - STN	835	832
Other	5,425	5,545

	32,312	30,946
Allowance for uncollectible accounts	(3,013)	(2,790)
	29,299	28,156
Current	22,875	22,053
Non-current	6,424	6,103

7.2         Changes in allowance for uncollectible accounts

	Consolidated
	06.30.2012	12.31.2011
Opening balance	2,790	2,681
Additions (*)	342	586
Write-offs (*)	(119)	(477)
Closing balance	3,013	2,790

Current	1,814	1,685
Non-current	1,199	1,105

(*)      It includes exchange variation on allowance for uncollectible accounts recorded in companies abroad.

7.3         Overdue accounts receivable – Third-parties

	Consolidated
	06.30.2012	12.31.2011
Up to 3 months	1,289	1,411
From 3 to 6 months	277	215
From 6 to 12 months	365	264
More than 12 months	3,042	2,982

PAGE: 28 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

8          Inventories

	Consolidated
	06.30.2012	12.31.2011
Products:
Oil products (*)	11,134	9,166
Fuel Alcohol (*)	496	782
	11,630	9,948

Raw materials, mainly crude oil (*)	14,685	14,847
Maintenance materials and supplies (*)	3,545	3,369
Other	389	367
	30,249	28,531
Current	30,159	28,447
Non-current	90	84

(*) It includes imports in transit.

9          Restricted deposits for legal proceeding and guarantees

	Consolidated
Non-current asset	06.30.2012	12.31.2011
Labor	1,268	1,131
Tax (*)	1,270	1,264
Civil (*)	462	455
Other	129	105
Total	3,129	2,955

(*) Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

10     Acquisitions and sales of assets

10.1     Business combinations

Arembepe Energia S.A.

On January 24, 2012, Petrobras exercised its right to subscribe to the total number of shares issued by the thermoelectric power station Arembepe Energia S.A. for R$ 62, due to the fact that the partner Nova Cibe Energia S.A. had renounced its subscription right. Additionally, on March 6, 2012,  Petrobras exercised its option to purchase the remaining shares owned by its partner for R$ 63 thousand, as established in the Capital Contribution Agreement, and now holds 100% of the total capital (30% in 2011) of the thermoelectric power station.

The transaction was approved by ANEEL (Agência Nacional de Energia Elétrica) on February 28, 2012.

Energética Camaçari Muricy I S.A.

On January 23, 2012, Petrobras exercised its right to subscribe to the total number of shares issued by the thermoelectric power station Energética Camaçari Muricy I S.A. for R$ 31, due to the fact that the partner MDC I Fundo de Investimento em Participações had renounced its subscription right.

In the first quarter of 2012, Petrobras paid in R$ 11 raising its interest to 59.91% of the total capital, and on July 20, 2012, paid in the remaining portion of R$ 20, achieving 71.6% of the total capital of the thermoelectric power station (49% in 2011).

The transaction was approved by ANEEL (Agência Nacional de Energia Elétrica) on February 28, 2012.

PAGE: 29 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

10.2     Sale of assets and other information

Merger of Petroquisa and split-off of BRK

On January 27, 2012, the Extraordinary General Meeting of Petrobras approved the merger of Petrobras Química S.A. (Petroquisa) and the split-off of BRK Investimentos Petroquímicos S.A. (BRK) with the return of the split-off portion to the patrimony of Petrobras, without increasing the capital.

Partial split-off of Downstream

On June 29, 2012, Petrobras started retaining a direct interest of 100% in Alberto Pasqualini S.A. – REFAP, after the partial split-off of its subsidiary Downstream Participações Ltda., which previously held this interest. This restructuring did not affect the Company’s shareholders’ equity.

Signing of agreement – Pasadena Refinery

On June 29, 2012, the Company entered into an out of court agreement which intended              to terminate all existing lawsuits between Petrobras group companies and companies members of the Belgian Transcor/Astra group, which controls Astra Oil Trading NV (Astra), including those related to the arbitration process which, in April 2009, recognized Astra’s right to exercise its put option, to sell its interest (50%) in Pasadena Refining System Inc – PRSI and Trading Company to Petrobras America S.A. - PAI.

With the exception of US$ 70 million (equivalent to R$ 140) which was recognized in results in the second quarter of 2012, the amount of US$ 820.5 million defined in the agreement had been provided for in prior periods.

With the execution of the agreement and the payment of the respective amount, which occurred on the same day the agreement was signed, both parties give full and general release of all the disputes between them.

Fair Value Appraisal – GBD

The appraisal of the fair value of the assets acquired and the liabilities assumed from the subsidiary Gas Brasiliano Distribuidora S.A. – GBD was concluded in June 2012. Petrobras Gás S.A. - Gaspetro acquired 100% of GBD’s shares in 2011. This appraisal resulted in the allocation of the purchase price of R$ 444 (equivalent to US$ 280 million) to intangible assets totaling R$ 332 and to other assets and liabilities, net of R$ 112. Therefore, no goodwill was recognized.

PAGE: 30 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

11       Investments

11.1     Investments in subsidiaries, jointly controlled entities and associates (Parent company)

	06.30.2012	12.31.2011
Subsidiaries
Petrobras Netherlands B.V. - PNBV	17,470	13,740
Petrobras Gás S.A. - Gaspetro	10,654	10,574
Petrobras Distribuidora S.A. - BR	10,569	9,960
Refinaria Abreu e Lima S.A.	4,141	2,997
Alberto Pasqualini S.A. - REFAP	3,459
Petrobras Transporte S.A. - Transpetro	3,329	3,146
Petrobras Biocombustível S.A.	1,606	1,477
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	1,463	1,473
Companhia Integrada Têxtil de Pernambuco - CITEPE	1,411
Petrobras International Braspetro - PIB BV	1,095	400
Companhia Petroquímica de Pernambuco - SUAPE	1,039
Termomacaé Ltda.	727	743
Comperj Poliolefinas S.A.	651	651
INNOVA S.A.	391	377
Termoceará Ltda.	330	319
Downstream Participações Ltda.		1,124
Petrobras Química S.A. - Petroquisa		4,516
Other subsidiaries	1,355	1,132
Jointly controlled entities	1,203	1,051
Associates	3,370	1,643
	64,263	55,323

Goodwill	3,076	3,056
Unrealized income of the Parent company	(1,306)	(1,340)
Other investments	198	200
Total investiments	66,231	57,239

PAGE: 31 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

11.2     Investments in jointly controlled entities and associates (Consolidated)

	06.30.2012	12.31.2011
Associates and jointly controlled entities
Petrochemical investments	5,801	6,226
Gas distributors	1,253	1,056
Guarani S.A.	790	847
Termoaçu S.A.	565	538
Petroritupano - Orielo	493	458
Nova Fronteira Bionergia S.A.	420	434
Petrowayu - La Concepción	356	330
Petrokariña - Mata	210	195
Distrilec S.A.	149	216
Transierra S.A.	138	122
UEG Araucária	129	128
Other associates and jointly controlled entities	1,334	1,468
	11,638	12,018

Other investments	227	230
	11,865	12,248

11.3     Investments in listed companies

				Quotation on stock
				exchange
	Lot of a thousand shares			(R$ per share)		Market value
Company	06.30.2012	12.31.2011	Type	06.30.2012	12.31.2011	06.30.2012	12.31.2011

Subsidiaries
Petrobras Argentina	678,396	678,396	Common	2.25	2.70	1,526	1,832
						1,526	1,832

Associates
Braskem	212,427	212,427	Common	10.79	11.78	2,292	2,502
Braskem	75,793	75,793	Preferred - A	13.38	12.80	1,014	970
						3,306	3,472

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

PAGE: 32 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

12     Property, plant and equipment

12.1     By type of asset

	Consolidated					Parent company
	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Expenditures on exploration & development. Production of oil and gas (producing fields)	Total	Total
Balance at December 31, 2010	8,756	97,174	138,578	35,587	280,095	189,775
Additions	169	2,730	53,690	3,139	59,728	42,222
Capitalized interest			7,325		7,325	5,788
Business combinations			24		24
Write-offs	(41)	(421)	(2,221)	(568)	(3,251)	(2,258)
Transfers	4,205	31,283	(40,294)	14,812	10,006	4,531
Depreciation, amortization and depletion	(799)	(9,769)		(6,566)	(17,134)	(12,344)
Impairment - formation		(91)	(276)	(391)	(758)	(473)
Impairment - reversal	3	27		66	96	61
Cumulative translation adjustment	66	3,548	1,733	789	6,136
Balance at December 31, 2011	12,359	124,481	158,559	46,868	342,267	227,302
Cost	16,865	195,977	158,559	97,671	469,072	321,469
Accumulated depreciation, amortization and depletion	(4,506)	(71,496)		(50,803)	(126,805)	(94,167)
Balance at December 31, 2011	12,359	124,481	158,559	46,868	342,267	227,302
Additions	26	2,048	28,959	1,414	32,447	23,560
Capitalized interest			3,655		3,655	2,683
Write-offs	(6)	(37)	(3,211)	(19)	(3,273)	(3,193)
Transfers	2,210	24,951	(29,548)	6,120	3,733	274
Depreciation, amortization and depletion	(455)	(5,890)		(3,454)	(9,799)	(6,958)
Impairment - formation		(1)			(1)
Cumulative translation adjustment	93	2,795	1,418	600	4,906
Balance at June 30, 2012	14,227	148,347	159,832	51,529	373,935	243,668
Cost	19,248	225,634	159,832	105,965	510,679	343,747
Accumulated depreciation, amortization and depletion	(5,021)	(77,287)		(54,436)	(136,744)	(100,079)
Balance at June 30, 2012	14,227	148,347	159,832	51,529	373,935	243,668

Weighted average of useful life in years	25 (25 to 40) excluding land	20 (3 to 31)		Unit of production method

(*)     It includes oil and gas exploration and development costs.

At June 30, 2012, property, plant and equipment of consolidated and the parent company includes finance leases assets in the amount of   R$ 226 and R$ 10,573, respectively (R$ 178 and R$ 10,921 at December 31, 2011).

PAGE: 33 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

13     Intangible assets

13.1       By type of asset

	Consolidated					Parent company
		Software				Total
	Rights and concessions		Developed in-house	Goodwill from expectations of future profitability	Total
		Acquired
Balance at December 31, 2010	78,952	320	1,361	906	81,539	78,042
Addition	829	110	336	19	1,294	411
Acquisition through business combination				4	4
Capitalized interest			36		36	36
Write-off	(286)	(5)	(12)		(303)	(172)
Transfers	22	19	(36)	(4)	1	(1)
Amortization	(138)	(113)	(341)		(592)	(430)
Impairment - formation	(2)				(2)
Cumulative translation adjustment	277	6		24	307
Balance at December 31, 2011	79,654	337	1,344	949	82,284	77,886
Cost	81,328	1,361	2,837	949	86,475	80,079
Accumulated amortization	(1,674)	(1,024)	(1,493)		(4,191)	(2,193)
Balance at December 31, 2011	79,654	337	1,344	949	82,284	77,886
Addition	70	63	115		248	161
Capitalized interest			16		16	16
Write-off	(171)	(3)	(5)		(179)	(158)
Transfers	24	13	(33)	(27)	(23)	(35)
Amortization	(77)	(51)	(139)		(267)	(169)
Cumulative translation adjustment	192	5		17	214
Balance at June 30, 2012	79,692	364	1,298	939	82,293	77,701
Cost	81,515	1,452	2,932	939	86,838	80,095
Accumulated amortization	(1,823)	(1,088)	(1,634)		(4,545)	(2,394)
Balance at June 30, 2012	79,692	364	1,298	939	82,293	77,701
Estimated useful life - years	25	5	5	Indefinite

At June 30, 2012, the Company's intangible assets include an Onerous Assignment agreement in the amount of R$ 74,808, entered into in 2010 between the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP (regulator and inspector), referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of 5 billion oil equivalent barrels in up to 40 years, renewable for five years under certain conditions.

The agreement for concession of the rights establishes that at the time of the declaration of the commerciality of the reserves there will be a review of volumes and prices, based on independent technical reports.

PAGE: 34 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

If the review determines that the acquired rights reach an amount greater than that initially paid, the Company may pay the difference to the Federal Government, or may reduce the total volume acquired in the terms of the agreement. If the review determines that the acquired rights result in an amount lower than that initially paid by the Company, the Federal Government will reimburse the difference in cash or bonds, subject to the budgetary laws.

When the effects of the abovementioned review become probable and measurable, the Company will make the respective adjustments to the purchase prices.

The agreement also establishes minimum commitments with respect to acquisition of goods and services from Brazilian suppliers in the exploration and development stages of production which will be subject to proof with ANP. In the event of non-compliance, ANP will be able to apply administrative and pecuniary sanctions established in the agreement.

14     Exploration and evaluation activities of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves. The amounts involved in these activities are as follows:

	Consolidated
	06.30.2012	12.31.2011
Capitalized balances in assets
Intangible assets	78,171	78,167
Property, plant and equipment	21,351	19,623
Total assets	99,522	97,790
	-	-

	Consolidated
	Jan-Jun/2012	Jan-Jun/2011
Exploration costs recognized in results	-	-
Expenses with geology and geophysics	1,071	725
Projects without economic viability (It includes dry wells and signature bonuses)	3,282	1,246
Other exploration expenses	74	79
Total expenses	4,427	2,050

Cash used in activities
Operating activities	1,230	795
Investment activities	6,402	3,866
Total cash used	7,632	4,661

15     Trade accounts payable

	Consolidated
	06.30.2012	12.31.2011

Current liabilities
Third parties
In Brazil	12,206	12,259
Abroad	10,146	9,159
Related parties	706	834
	23,058	22,252

PAGE: 35 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

16     Loans and Financing

	Consolidated
	Current liabilities		Non-current
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Abroad
Financial institutions	11,774	13,641	43,011	37,590
Bearer bonds - Notes, Global Notes and Bonds	1,194	803	56,978	39,441
Other	13	12	10	195
	12,981	14,456	99,999	77,226

In Brazil
Export Credit Notes	105	135	12,988	12,982
BNDES	1,996	1,719	39,176	37,385
Debentures	2,045	1,853	893	993
FINAME	66	79	700	731
Bank Credit Certificate	52	51	3,619	3,606
Other	321	591	3,994	3,482
	4,585	4,428	61,370	59,179
	17,566	18,884	161,369	136,405

Interest on debt	2,074	1,648
Current portion of the long-term debt (principal)	7,459	6,921
Current debt	8,033	10,315
	17,566	18,884

16.1     Maturities of the principal and interest of the debt in non-current liabilities

06.30.2012
Consolidated
2013	3,987
2014	8,744
2015	13,066
2016	26,663
2017	17,011
2018 and thereafter	91,898
Total	161,369

PAGE: 36 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
 Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

16.2     Interest rates for debt in non-current liabilities

	Consolidated
	06.30.2012	12.31.2011
Abroad
Up to 6% p.a.	78,336	59,202
From 6 to 8% p.a.	19,081	15,729
From 8 to 10% p.a.	2,357	2,211
From 10 to 12% p.a.	68	63
More than 12% p.a.	157	21
	99,999	77,226

In Brazil
Up to 6% p.a.	6,625	5,383
From 6 to 8% p.a.	34,099	32,311
From 8 to 10% p.a.	19,325	3,621
From 10 to 12% p.a.	1,151	17,672
More than 12% p.a.	170	192
	61,370	59,179
	161,369	136,405

16.3     Balances per currencies in non-current liabilities

	Consolidated
	06.30.2012	12.31.2011
US dollar	90,667	68,012
Real indexed to US dollar	27,569	25,942
Real	33,456	32,882
Euro	4,940	4,681
Japanese Yen	2,569	2,897
Pound Sterling	2,168	1,991
	161,369	136,405

The hedges, contracted for coverage of Notes issued abroad in foreign currencies and the fair value of the long-term loans are disclosed in notes 31 and 32, respectively.

16.4          Weighted average rate for capitalization of interest

The weighted average rate of the financial charges on the debt, used for capitalization of interest on the balance of assets under construction, was 4.6% p.a. in the first half of 2012 (4.9% p.a. in the first half of 2011).

PAGE: 37 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
 Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

16.5          Capital marketing funding

The loans and the financing are intended, mainly, for the development of oil and gas production projects, the building of ships and pipelines, and the expansion of industrial units.

The main long-term funding carried out in the first half of 2012 is presented as follows:

a) Abroad

Company	Date	Amount	Maturity	Description
PifCo	Feb/12	12,029	2015, 2017, 2021, 2041	Global notes issued in the amounts of US$ 1,250 million, US$ 1,750 million, US$ 2,750 million and US$1,250 million with 2.875% p.a., 3.500% p.a., 5.375% p.a. and 6.750% p.a. coupon, respectively.
PNBV	Apr/12 to Jun/12	3,612	2018, 2019 and 2023	Financing in the amount of US$1,879 million obtained from Morgan Stanley Bank , JP Morgan Chase, Citibank International PLC, and HSBC Bank PLC - Libor + market interest.

		15,641

b) In Brazil

Company	Date	Amount	Maturity	Description
Fundo de Investimento Imobiliário RB Logística	Jan/12	409	2023,2026 and 2028	Issuance of real state credit notes for the construction of a laboratory and an administrative building - IPCA + average spread of 5.3% p.a.
FII FCM	May/12	514	2025 and 2032	Issuance of real state credit notes for the construction of the assets of Porto Nacional and Porto Cruzeiro do Sul projects - IPCA + 4.0933% p.a. and 4.9781%p.a.
		923

16.6          Funding in the banking market

a)    Abroad

		Amount in US$ million
Company	Agency	Contracted	Used	Balance
Petrobras	China Development Bank	10,000	7,000	3,000
PNBV	Citibank International PLC	686	549	137
PNBV	HSBC Bank PLC	1,000	173	827
PNBV	Export Development Canada	500		500

b) In Brazil

Company	Agency	Contracted	Used	Balance
Transpetro (*)	BNDES, Banco do Brasil and Caixa Econômica Federal - CEF	10,103	1,068	9,035

REFAP	BNDES	1,109	285	824

Petrobras	Caixa Econômica Federal - CEF	300		300

(*)                Agreements were entered into for purchase and sale of 49 ships and 20 convoy vessels with 6 Brazilian shipyards in the amount of R$ 11,225, which 90% is financed by BNDES, Banco do Brasil and Caixa Econômica Federal - CEF

PAGE: 38 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
 Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

16.7       Guarantees

Petrobras is not required to provide guarantees to financial institutions. There are loans obtained from BNDES which are secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

The loans obtained by special purpose entities (SPE) are guaranteed by the assets of the projects, as well as lien of credit rights and shares of the SPEs.

17     Leases

17.1     Minimum receipts/payments of finance leases

	06.30.2012
	Consolidated
	Minimum receipts	Minimum payments

2012	223	46
2013 - 2016	1,448	161
2017 and thereafter	4,479	331
Estimated receipts/payments of commitments	6,150	538

Less amount of annual interest	(2,802)	(298)

Present value of the minimum receipts/payments	3,348	240
Current	176	45
Non-current	3,172	195
At June 30, 2012	3,348	240

Current	225	82
Non-current	2,848	183
At December 31, 2011	3,073	265

17.2     Future minimum payments of operating leases

06.30.2012
Consolidated
2012	15,619
2013 - 2016	78,515
2017 and thereafter	55,225
At June 30, 2012	149,359
At December 31, 2011	104,132

In the first half of 2012, the Company paid an amount of R$ 8,891 related to operating leases.

PAGE: 39 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
 Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

18     Related parties

18.1          Commercial transactions and other operations

Petrobras carries out commercial transactions with its subsidiaries, special purpose entities and associates at normal market prices and market conditions. At June 30, 2012 and December 31, 2011, losses were not expected on the realization of these accounts receivable.

18.1.1    By account

	Parent company
	Jan-Jun/2012	06.30.2012
		Assets			Liabilities
	Result	Current	Non-current	Total	Current	Non-current	Total
Result
Operating income, mainly from sales	62,162
Exchange and monetary variations, net	(1,735)
Financial income (expenses), net	(375)

Assets
Trade accounts receivable		9,681	12,643	22,324
Accounts receivable, mainly from sales		9,040	-	9,040
Dividends receivable		641	-	641
Intercompany operations		-	7,487	7,487
Advance for capital increase		-	3,657	3,657
Amounts related to construction of gas pipeline		-	777	777
Reimbursement receivable		-	292	292
Other operations		-	430	430

Liabilities
Finance leases					(2,157)	(6,573)	(8,730)
Financing on credit operations					(1,478)	(864)	(2,342)
Intercompany operations					-	(14,370)	(14,370)
Accounts payable to suppliers					(9,894)	-	(9,894)
Purchases of oil, oil products and other					(7,823)	-	(7,823)
Affreightment of platforms					(1,661)	-	(1,661)
Advance from clients					(397)	-	(397)
Other					(13)	-	(13)
Other operations					(139)	(238)	(377)

	60,052	9,681	12,643	22,324	(13,668)	(22,045)	(35,713)

Jan-Jun/2011	53,261
As of December 31, 2011		14,306	11,840	26,146	(12,389)	(9,837)	(22,226)

PAGE: 40 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information

Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

18.1.2  By company

	Parent company
	Jan-Jun/2012	06.30.2012
		Assets			Liabilities
	Result	Current	Non-current	Total	Current	Non-current	Total
Subsidiaries (*)
BR Distribuidora	35,245	2,103	25	2,128	(239)	(15)	(254)
PIB-BV Holanda	12,064	2,733	6,646	9,379	(3,664)	(15,396)	(19,060)
Gaspetro	3,134	1,120	777	1,897	(1,392)		(1,392)
Downstream	980	195	113	308	(185)		(185)
Transpetro	292	604		604	(563)		(563)
PifCo	(229)	19	3	22	(3,038)		(3,038)
PNBV	14	88	18	106	(1,967)		(1,967)
Thermoelectric power plants	76	201	294	495	(96)	(696)	(792)
Refinaria Abreu e Lima	149	256	3,330	3,586
Breitener Energética	56		473	473
Brasoil	(272)		348	348	(11)		(11)
Other subsidiaries	334	601	490	1,091	(844)	(1,287)	(2,131)
	51,843	7,920	12,517	20,437	(11,999)	(17,394)	(29,393)

Specific purpose entities (SPE)
PDET Off Shore	(38)		62	62	(308)	(1,168)	(1,476)
CDMPI	(30)				(288)	(2,142)	(2,430)
NTN	(18)	446	50	496	(478)	(709)	(1,187)
NTS	(12)	418	7	425	(520)	(571)	(1,091)
	(98)	864	119	983	(1,594)	(4,590)	(6,184)

Associates	8,307	897	7	904	(75)	(61)	(136)

	60,052	9,681	12,643	22,324	(13,668)	(22,045)	(35,713)

(*)     It includes its subsidiaries and jointly controlled entities.

18.1.3  Rates of intercompany loans

	Parent company
	Assets		Liabilities
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Up to 7% p.a.	6,687	9,103	(14,370)
Fom 7% to 10% p.a.	172
From 10% to 13% p.a.	75	276
More than 13% p.a.	553	529
	7,487	9,908	(14,370)	-

PAGE: 41 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
 Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

18.2     Non standard credit rights investment fund (FIDC-NP)

The Parent Company has resources invested in the non standard credit right investment fund (FIDC-NP) which are mainly earmarked for the acquisition of performing and/or non-performing credit rights of operations performed by subsidiaries of the Petrobras System. The balances of the Parent Company's operations with the nonstandard credit right investment fund (FIDC-NP) are as follows:

	Parent Company
	06.30.2012	12.31.2011
Financial investments	958	2,474
Marketable securities	7,237	6,840
Financial charges to be allocated	148	153
Assignments of performed rights	(856)	(681)
Total classified in current assets	7,487	8,786

Assignments of non-performed rights	(10,239)	(9,639)
Total classified in current liabilities	(10,239)	(9,639)

	Jan-Jun/2012	Jan-Jun/2011
Financial income FIDC-NP	456	98
Financial expenses FIDC-NP	(777)	(641)
Financial income (expenses), net	(321)	(543)

18.3     Guarantees granted

The financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances pending settlement:

Maturity date of the loans	06.30.2012						12.31.2011
	PNBV	PifCo	PIB-BV	Ref. Abreu e Lima	TAG	Total	Total
2012	3,167	4,245				7,412	8,003
2013	64	756				820	782
2014	451	1,166				1,617	1,612
2015	2,426	2,527				4,953	2,264
2016	3,688	8,359				12,047	11,213
2017	2,519	4,083	606			7,208	3,468
2018 and thereafter	19,256	40,463	531	10,531	13,692	84,473	67,025
	31,571	61,599	1,137	10,531	13,692	118,530	94,367

18.4     Investment fund of subsidiaries abroad

At June 30, 2012, a subsidiary of PIB-BV had amounts invested abroad in an investment fund that held, among others, debt securities of other consolidated companies of the Petrobras System related to the Company's projects, mainly the Gasene, Malhas, CLEP, and Marlim Leste (P-53) projects, equivalent to R$ 15,538 (R$ 14,527 at December 31, 2011, held by PifCo and Brasoil).

PAGE: 42 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
 Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

18.5     Transactions with jointly controlled entities, associates, government entities and pension funds

Significant transactions resulted in the following balances:

	Consolidated
	06.30.2012		12.31.2011
	Assets	Liabilities	Assets	Liabilities

Jointly controlled entities and associates	2,165	900	1,549	783
Gas distributors	941	383	876	355
Braskem and its subsidiaries	877	168	163	134
Other jointly controlled entities and associates	347	349	510	294
	0
Government entities and pension funds	44,900	65,124	42,654	67,795
Government bonds	27,505		26,486
Banco do Brasil S.A. (BB)	8,710	10,306	8,066	11,822
Restricted deposits for legal proceedings and guarantees (CEF and BB)	3,329		3,175
Electricity sector (note 18.5.1)	4,152		3,672
Petroleum and alcohol account - Receivable from Federal government (note 18.5.2)	835		832
BNDES	7	42,229	7	40,891
Caixa Econômica Federal (CEF)		8,164	1	8,184
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)		3,922		3,869
Federal government - Proposed dividends and interest on shareholders' equity				1,119
Petros (Pension fund)		131		353
Others	362	372	415	1,557
	-
	47,065	66,024	44,203	68,578

Current	36,406	8,746	33,801	11,678
Non-current	10,659	57,278	10,402	56,900

18.5.1    Receivables from the electricity sector

As of June 30, 2012, the Company had a total amount of R$ 4,152 (R$ 3,672 at December 31, 2011) of receivables from the electricity sector. .

The Company provides fuel for thermoelectric power plants, direct or indirect subsidiaries of Eletrobras, located in the northern region of Brazil. Part of the costs of providing fuel for the thermal features are supported by the Fuel Consumption Account - CCC, managed by Eletrobras. .

The Company also supplies fuel to Independent Power Producers (PIE), companies created for the purpose of producing power exclusively for Amazonas Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras, whose payments for supplying fuel depend directly on the forwarding of funds from AME to those Independent Power Producers.

The balance of these receivables at June 30, 2012 was R$ 3,705 (R$ 3,217 at December 31, 2011), of which R$ 2,852 was overdue (R$ 2,655 at December 31, 2011).

PAGE: 43 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
 Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

The Company has been using all available resources in order to recover these receivables. The Company has also made a formal statement to Eletrobras, regarding the necessity of issuing warranties to its controlled entities in order to supply fuel from September 1, 2012 on.

Additionally, the Company has electricity supply contracts with AME signed in 2005 by its subsidiary Breitener Energética S.A., which, based on the conditions of the agreements, are considered a financial lease of the two thermoelectric power plants, as the contracts determine, among other conditions, the disposal of the power plants to the AME at the end of the agreement period with no restitution (20-year term). The balance of theses receivables was R$447 (R$ 455 as of December, 31, 2011) and none of which were overdue.

18.5.2    Petroleum and alcohol accounts - STN

At June 30, 2012, the balance of the account was R$ 835 (R$ 832 at December 31, 2011) and this balance can be settled by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance for the settling of accounts with the Federal Government, in pursuant to what is established in Provisional Measure 2,181, of August 24, 2001, or through offsetting against other amounts that Petrobras may be owing the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

The Company has provided all the information required by the National Treasure Office (STN) seeking to settle all the remaining differences between the parties and settle its accounts with the Federal Government.

As the Company considers that the negotiation process between the parties at the administrative level has been exhausted, the Company decided on judicial collection of the aforementioned credit and, accordingly, it filed a lawsuit in July 2011.

18.6       Remuneration of the Company's key personnel

The total remuneration of short-term benefits for the Company’s officers during the first half of 2012 was R$ 6.4 referring to eight officers and ten board members (R$ 4.6 in the first half of 2011 referring to seven officers and nine board members).

The fees for the executive board and the board of directors in the first half of 2012 in the consolidated totaled R$ 25.2 (R$ 19.7 in the first half of 2011).

As established in Federal Law 12,353/2010, the Board of Directors of Petrobras is now composed of 10 members, after ratification of the employees’ representative in the Annual General Meeting of March 19, 2012.

PAGE: 44 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
 Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

19     Provisions for decommissioning costs (non-current)

	Consolidated
Non-current liabilities	06.30.2012	12.31.2011
Opening balance	8,839	6,505
Revision of provision	27	2,455
Use by payment	(195)	(488)
Accrual of interest	125	210
Other	33	157
Closing balance	8,829	8,839

20     Taxes

20.1     Recoverable taxes

Current assets	Consolidated
	06.30.2012	12.31.2011
Taxes in Brazil:
ICMS	3,325	3,186
PIS/COFINS	3,523	2,351
CIDE	114	144
Income tax	3,050	2,251
Social contribution	660	615
Other taxes	577	422

	11,249	8,969

Taxes abroad	635	1,082
	11,884	10,051

20.2     Taxes payable

	Consolidated
Current liabilities	06.30.2012	12.31.2011
ICMS	2,347	2,178
PIS/COFINS	1,072	579
CIDE	363	477
Special participation / Royalties	5,013	5,190
Withholding Income tax and social contribution	267	831
Current income tax and social contribution	780	494
Other taxes	1,192	1,220
	11,034	10,969

PAGE: 45 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
 Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

20.3     Deferred taxes and social contribution - non-current

	Consolidated
	06.30.2012	12.31.2011

Non-current assets
Deferred income tax and social contribution	7,062	8,042
Deferred ICMS	2,012	2,199
Deferred PIS and COFINS	8,791	9,338
Other	542	472
	18,407	20,051

Non-current liabilities
Deferred income tax and social contribution	34,809	33,230
Other	12	38
	34,821	33,268

PAGE: 46 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

20.4     Deferred income tax and social contribution

Income taxes in Brazil comprise income tax and the social contribution on net income, where the applicable official rates are 25% and 9%, respectively.

The changes in the deferred income tax and social contribution are presented as follows:

	Consolidated
	Property, plant and equipment
	Exploration costs for the extraction of crude oil and gas	Other	Accounts receivable / payable, loans and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on shareholders' equity	Other	Total
Balance at December 31, 2010	(17,482)	(1,897)	(1,852)	(1,123)	497	711	841	754	53	(19,498)
Recognized in the results for the year	(3,854)	(2,321)	815	(201)	150	(57)	349	133	(1,171)	(6,157)
Recognized in shareholders' equity				44					(50)	(6)
Cumulative translation adjustment		(100)	(6)		15	32			(76)	(135)
Other		186	246	(303)	(33)	(42)			554	608
Balance at December 31, 2011	(21,336)	(4,132)	(797)	(1,583)	629	644	1,190	887	(690)	(25,188)

Recognized in the results for the period	(1,891)	(1,143)	2,027	16	42	26	95	(865)	(101)	(1,794)
Recognized in shareholders' equity									(170)	(170)
Cumulative translation adjustment		(271)	(5)		(33)	(119)		2	(173)	(599)
Other	(27)	(15)	(141)	(69)	31	(47)			272	4
Balance at June 30, 2012	(23,254)	(5,561)	1,084	(1,636)	669	504	1,285	24	(862)	(27,747)

								Deferred tax assets		8,042
								Deferred tax liabilities		(33,230)
								At December 31, 2011		(25,188)

								Deferred tax assets		7,062
								Deferred tax liabilities		(34,809)
								At June 30, 2012		(27,747)

PAGE: 47 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on projections that have been made.

20.5     Reconciliation of income tax and social contribution on income

The reconciliation of the taxes calculated in accordance with statutory rates and the amount of taxes recorded are presented as follows:

		Consolidated
		Jan-Jun/2012	Jan-Jun/2011
Income before income taxes		10,821	29,837
Income tax and social contribution at statutory rates (34%)		(3,679)	(10,145)

Adjustments for calculation of the effective rate:
·	Tax benefit from inclusion of interest on shareholders' equity as operating expenses	887	1,774
·	Results of companies abroad subject to different tax rates	186	1,062
·	Tax incentives	182	52
·	Tax losses	(384)	(98)
·	Permanent exclusions/(additions), net*	(632)	(4)
·	Tax credits of companies abroad in the exploration stage
·	Other	176	123
Income tax and social contribution expense		(3,264)	(7,236)
Deferred income tax and social contribution		(1,794)	(4,124)
Current income tax and social contribution		(1,470)	(3,112)
		(3,264)	(7,236)
Effective rate for income tax and social contribution		30.2%	24.3%
(*)	It includes equity accounting.

PAGE: 48 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

21     Employee benefits

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and abroad, and has a health care plan, with defined benefits, that covers all present and retired employees of the companies in Brazil and their dependents.

The changes in the benefits granted to employees are presented as follows:

	Consolidated
	Pension Plan	Health Care Plan	Total
Balance at December 31, 2010	4,795	11,786	16,581
Costs incurred in the year	1,047	1,846	2,893
Payment of contributions	(514)	(611)	(1,125)
Payment of the financial commitment agreement	(290)		(290)
Other	21		21
Balance at December 31, 2011	5,059	13,021	18,080

Current	776	651	1,427
Non-current	4,283	12,370	16,653
	5,059	13,021	18,080

Costs incurred in the period	961	1,051	2,012
Payment of contributions	(286)	(336)	(622)
Payment of the financial commitment agreement	(150)		(150)
Other	18	3	21
Balance at June 30, 2012	5,602	13,739	19,341

Current	772	651	1,423
Non-current	4,830	13,088	17,918
	5,602	13,739	19,341

PAGE: 49 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

The net expenditure with the pension and health care plans includes the following components:

	Consolidated
	Pension plan
	Defined benefit	Variable contribution	Health care plan	Total

Current service cost	206	244	143	593
Cost of interest:
· With financial commitment agreement	280			280
· Actuarial	3,191	83	871	4,145
Estimated income from the plan's assets	(2 ,991)	(2 6)		(3,017)
Amortization of unrecognized actuarial losses	207	9	35	251
Contributions by participants	(2 11)	(5 3)		(264)
Unrecognized past service cost	12	4	2	18
Other	5	1		6
Net cost for Jan-Jun/2012	699	262	1,051	2,012

Portion with respect to participants :
Active	342	257	398	997
Inactive	357	5	653	1,015
Net cost for Jan-Jun/2012	699	262	1,051	2,012

Net cost for Jan-Jun/2011	337	182	924	1,443

As of June 30, 2012, the balances of the Terms of Financial Commitment Agreement, signed by the Company and Petros in 2008, totaled R$ 5,199, of which R$ 50 in interest falls due in 2012. On the same date, the Company held long-term National Treasury Notes in the amount of R$ 5,904. In July, 2012, this warranty was replaced by a crude oil and/or oil products pledge from the inventories of the Company.

In the first half of 2012, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 231.

22     Shareholders’ Equity

22.1     Paid in capital

At June 30, 2012, subscribed and fully paid-in capital in the amount of R$ 205,392 is represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

22.2     Dividends

a)        Dividends - fiscal year 2011

The Annual General Shareholders' Meeting held on March 19, 2012 approved dividends referring to 2011, in the amount of R$ 12,001, corresponding to 38.25% of the basic profit for dividend purposes and R$ 0.92 per common and preferred share, without distinction, which comprise the capital.

PAGE: 50 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

These dividends include interest on shareholders' equity in the total amount of R$ 10,436 and are being distributed as follows:

Payment	Date of approval by Board of Directors	Date of shareholder position	Date of payment	Amount of payment	Gross amount per share (Commom and Preferred) (R$)

1st payment of interest on shareholders' equity	04.29.2011	05.11.2011	05.31.2011	2,609	0.20
2nd payment of interest on shareholders' equity	07.22.2011	08.02.2011	08.31.2011	2,609	0.20
3rd payment of interest on shareholders' equity	10.28.2011	11.11.2011	11.30.2011	2,609	0.20
4th payment of interest on shareholders' equity	12.22.2011	01.02.2012	02.29.2012	2,609	0.20
Dividends	02.09.2012	03.19.2012	05.18.2012	1,565	0.12
				12,001	0.92

b)   Interest on shareholders' equity - fiscal year 2012

The Company’s Board of Directors approved on April 27, 2012, the early distribution of remuneration to shareholders in the form of interest on shareholders’ equity, as established in article 9 of Law 9,249/95 and Decrees 2,673/98 and 3,381/00, in the amount of R$ 2,609, corresponding to a gross value of R$ 0.20 per common and preferred shares, which payment occurred on May 31, 2012, based on the shareholding position of May 11, 2012.

This interest on shareholders' equity should be discounted from the remuneration that will be distributed on the closing of fiscal year 2012. The amount will be monetarily restated in accordance with the variation of the SELIC rate since the date of effective payment until the end of the aforementioned fiscal year.

The interest on shareholders’ equity is subject to 15% of withholding income tax, except for shareholders that are declared immune or exempt.

22.3     Earnings per share

	Consolidated		Parent company
	Jan-Jun/2012	Jan-Jun/2011	Jan-Jun/2012	Jan-Jun/2011

Net income attributable to Petrobras' shareholders	7,868	21,928	7,690	21,755
Weighted a verage of the number of common a nd
preferred shares outstanding (No. of Shares)	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted ea rnings per common a nd
preferred share ( R$ per share)	0.60	1.68	0.59	1.67

PAGE: 51 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

23	Sales revenue

		Consolidated
		Jan-Jun/2012	Jan-Jun/2011

	Gross sales revenue	165,561	145,041
	Sales charges	(31,380)	(29,676)
	Sales revenues	134,181	115,365

24	Other operating expenses, net

		Consolidated
		Jan-Jun/2012	Jan-Jun/2011
	Pension and health care plans	(1,015)	(782)
	Losses and contingencies with judicial proceedings	(851)	(174)
	Institutional relations and cultural projects	(692)	(567)
	Unscheduled stoppages and pre-operating expenditure s	(829)	(662)
	Adjustment to market value of inventories	(911)	(259)
	Corporate expenditures on health , safety and environment	(260)	(312)
	Operating expenses with thermoelectric power stations	(103)	(100)
	Impairment	(1)	(4)
	Gains on disposal of non-current assets	20	(239)
	Government grants	591	214
	E&P joint-arrangement charge /refund	146	(133)
	Other	(209)	(839)
		(4,114)	(3,857)

23

PAGE: 52 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

25     Expenses by nature

	Consolidated
	Jan-Jun/2012	Jan-Jun/2011

Raw material / products purchased	(56,225)	(46,928)
Production taxes	(15,680)	(13,090)
Personnel expenses	(10,475)	(9,521)
Depreciation, depletion and amortization	(10,066)	(7,560)
Finished goods and work in progress inventories variation	1,718	5,922
Contracted services, freights, rents and general charges	(19,256)	(16,410)
Projects without economic viability (It includes dry wells and signature bonuses)	(3,282)	(1,246)
Taxes expenses	(318)	(354)
Losses with judicial and administrative procedures	(851)	(174)
Institutional relations and cultural projects	(692)	(567)
Unscheduled stoppages and pre-operating expenses	(829)	(662)
Corporate expenditures on health, safety and environment	(260)	(312)
Adjustment to market value of inventories	(911)	(259)
Impairment	(1)	(4)
	(117,128)	(91,165)

Cost of sales	(97,922)	(75,501)
Selling expenses	(4,702)	(4,236)
Administrative and general expenses	(4,696)	(4,057)
Exploration costs	(4,427)	(2,141)
Research and development expenses	(949)	(1,019)
Other taxes	(318)	(354)
Other operating income and expenses, net	(4,114)	(3,857)
	(117,128)	(91,165)

PAGE: 53 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

26     Financial income (expenses), net

	Consolidated
	Jan-Jun/2012	Jan-Jun/2011

Exchange and monetary variation on net debt (*)	(3,246)	2,096
Expenses on debt	(4,868)	(3,859)
Income from investments and marketable securities	1,912	2,559
Financial result on net debt	(6,202)	796

Capitalized financial charges	3,671	3,668
Gains (losses) on hedges	113	(177)
Income from marketable securities	172	441
Other financial expenses and income, net	97	(35)
Other exchange and monetary variations, net	(3,793)	256
Financial income (expenses), net	(5,942)	4,949

Financial income (expenses), net (**)
Income	2,834	3,564
Expenses	(1,737)	(967)
Exchange and monetary variations, net	(7,039)	2,352
	(5,942)	4,949

(*)        Includes monetary variation on debt in local currency indexed to the variation of the US dollar.

(**)      Pursuant to item 3.06 of the income statement.

27     Supplementary information on the statement of cash flows

	Consolidated
	Jan-Jun/2012	Jan-Jun/2011
Amounts paid and received during the period
Income tax and social contribution	922	1,021
Third party with holding income tax	2,332	1,861

Investment and financing transactions not involving cash
Acquisition of property, plant and equipment on credit	282	11
Formation of provision for decommissioning costs		5

PAGE: 54 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

28     Segment reporting

Consolidated assets by business segments - 06.30.2012

Assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	11,605	43,200	5,908	268	7,676	7,659	53,619	(13,614)	116,321
Non-current assets	270,235	129,821	48,377	2,099	7,270	29,842	24,615	(552)	511,707
Long-term receivables	8,503	8,558	3,232	35	1,344	4,751	17,743	(552)	43,614
Investment	56	5,851	2,225	1,542	34	1,955	202		11,865
Property, plant a nd equipment, net	185,300	115,102	42,167	522	5,088	19,981	5,775		373,935
Intangible assets	76,376	310	753		804	3,155	895		82,293

As of June 30, 2012	281,840	173,021	54,285	2,367	14,946	37,501	78,234	(14,166)	628,028

Consolidated assets by business segments - 12.31.2011

Current assets	10,537	41,203	4,707	239	7,956	8,272	59,091	(13,636)	118,369
Non-current assets	254,164	116,982	47,150	2,180	6,835	28,167	25,933	(630)	480,781
Long-term receivables	7,766	7,910	3,050	32	1,243	5,465	19,146	(630)	43,982
Investment	23	6,306	2,160	1,612	84	1,873	190		12,248
Property, plant a nd equipment, net	169,833	102,473	41,208	536	4,709	17,842	5,666		342,267
Intangible assets	76,542	293	732		799	2,987	931		82,284

As of December 31, 2011	264,701	158,185	51,857	2,419	14,791	36,439	85,024	(14,266)	599,150

PAGE: 55 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

Consolidated Statement of Income per Business Area – 2012

	Jan-Jun/2012
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	72,245	110,269	9,945	396	36,889	16,889		(112,452)	134,181
Intersegments	71,896	34,824	1,285	286	719	3,442		(112,452)
Third parties	349	75,445	8,660	110	36,170	13,447			134,181
Cost of sales	(31,351)	(123,146)	(7,883)	(422)	(33,614)	(13,151)		111,645	(97,922)
Gross profit	40,894	(12,877)	2,062	(26)	3,275	3,738		(807)	36,259
Income (expenses)	(5,876)	(4,192)	(1,039)	(118)	(2,010)	(1,355)	(4,733)	117	(19,206)
Selling, administrative and general expenses	(482)	(3,003)	(851)	(64)	(2,024)	(835)	(2,256)	117	(9,398)
Exploration costs	(4,198)					(229)			(4,427)
Research and development expenses	(425)	(179)	(27)	(38)	(2)	0	(278)		(949)
Other taxes	(45)	(56)	(36)	(2)	(17)	(86)	(76)		(318)
Other operating income and expenses, net	(726)	(954)	(125)	(14)	33	(205)	(2,123)		(4,114)

Income before financial results, profit sharing and income taxes	35,018	(17,069)	1,023	(144)	1,265	2,383	(4,733)	(690)	17,053
Financial income (expenses), net							(5,942)		(5,942)
Equity in results of non-consolidated companies	(2)	(364)	158	(62)	1	(11)	(10)		(290)
Income before income taxes	35,016	(17,433)	1,181	(206)	1,266	2,372	(10,685)	(690)	10,821
Income tax and social contribution	(11,906)	5,804	(348)	49	(430)	(1,271)	4,603	235	(3,264)
Net income	23,110	(11,629)	833	(157)	836	1,101	(6,082)	(455)	7,557
Net income attributable to:
Shareholders of Petrobras	23,117	(11,629)	793	(157)	836	1,032	(5,669)	(455)	7,868
Non-controlling interests	(7)		40			69	(413)		(311)
	23,110	(11,629)	833	(157)	836	1,101	(6,082)	(455)	7,557

PAGE: 56 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

Consolidated Statement of Income per Business Area - 2011

	Jan-Jun/2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	59,128	94,774	7,542	241	34,898	13,477		(94,695)	115,365
Intersegments	58,873	30,621	1,062	200	624	3,315		(94,695)
Third parties	255	64,153	6,480	41	34,274	10,162			115,365
Cost of sales	(25,249)	(95,693)	(4,791)	(289)	(32,073)	(10,441)		93,035	(75,501)
Gross profit	33,879	(919)	2,751	(48)	2,825	3,036		(1,660)	39,864
Income (expenses)	(3,720)	(3,236)	(1,184)	(90)	(1,910)	(1,537)	(4,116)	129	(15,664)
Selling, administrative and general expenses	(402)	(2,504)	(876)	(56)	(1,863)	(752)	(1,923)	83	(8,293)
Exploration costs	(1,894)					(247)			(2,141)
Research and development expenses	(547)	(180)	(52)	(7)	(4)		(229)		(1,019)
Other taxes	(34)	(40)	(33)		(24)	(86)	(137)		(354)
Other operating income and expenses, net	(843)	(512)	(223)	(27)	(19)	(452)	(1,827)	46	(3,857)

Income before financial results, profit sharing and income taxes	30,159	(4,155)	1,567	(138)	915	1,499	(4,116)	(1,531)	24,200
Financial income (expenses), net							4,949		4,949
Equity in results of non-consolidated companies		357	238	42	2	48	1		688
Income before income taxes	30,159	(3,798)	1,805	(96)	917	1,547	834	(1,531)	29,837
Income tax and social contribution	(10,254)	1,413	(532)	47	(311)	(90)	1,972	520	(7,235)
Net income	19,905	(2,385)	1,273	(49)	606	1,457	2,806	(1,011)	22,602
Net income attributable to:
Shareholders of Petrobras	19,920	(2,374)	1,266	(49)	606	1,441	2,129	(1,011)	21,928
Non-controlling interests	(15)	(11)	7			16	677		674
	19,905	(2,385)	1,273	(49)	606	1,457	2,806	(1,011)	22,602

PAGE: 57 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

Consolidated Statement per International Business Area

	Jan-Jun/2012
Income statement	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	5,017	8,628	545	4,802		(2,103)	16,889
Intersegments	3,546	1,959	33	7		(2,103)	3,442
Third parties	1,471	6,669	512	4,795			13,447

Income before financial results, profit sharing and income taxes	2,867	(368)	59	70	(249)	4	2,383

Net income attributable to shareholders of Petrobras	1,654	(365)	25	68	(354)	4	1,032

	Jan-Jun/2011
Income statement	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	3,891	7,007	454	3,993		(1,868)	13,477
Intersegments	3,139	1,993	34	28		(1,879)	3,315
Third parties	752	5,014	420	3,965		11	10,162

Income before financial results, profit sharing and income taxes	1,555	161	84	35	(352)	16	1,499

Net income attributable to shareholders of Petrobras	1,462	168	90	36	(331)	16	1,441

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Total assets

As of 06.30.2012	28,768	6,576	1,550	2,059	3,148	(4,600)	37,501

As of 12.31.2011	27,358	6,365	1,742	1,889	3,412	(4,327)	36,439

PAGE: 58 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

29     Legal proceedings and contingencies

The Company is defendant in numerous legal proceedings of a tax, civil, labor and environmental nature, arising from the normal course of its operations. The classification of the lawsuits in accordance with the expectation of loss as probable, possible or remote, as well as their estimated amounts, is prepared based on advice from its legal advisors and management's best judgment.

29.1       Provisions for legal proceedings

The Company recorded provisions in an amount sufficient to cover the losses considered as probable and that could be reasonably estimated. Among which, the main proceedings are related to income tax withheld at source for issuing securities abroad, losses and damages as result of the cancellation of an assignment of a federal VAT (IPI) credits to a third party; and indemnifications for fishermen cruising out of an oil spillage that occurred in Rio de Janeiro in January 2000.

The Federal Public Attorney’s Office and the Public Attorney’s Office of the State of Paraná filed lawsuits against Petrobras with respect to compensation for pain and suffering, financial damages and environmental recovery due to oil spillages: (i) at Terminal São Francisco do Sul – Refinaria Presidente Vargas, on July 16, 2000, with provision in 2011 whose restated value amounts to R$ 68; and (ii) in the Araucária – Paranaguá polyduct (OLAPA), at the headwaters of Rio do Meio (the Meio river), in the town of Morretes – state of Paraná, on February 16, 2001, which resulted in a reconciliation agreement signed on April 26, 2012, provided for in March, 2012 of R$ 106,  R$ 94 of which were paid in May 2012, and R$ 12 are provisioned in order to support expenses to recover the area.

The amounts recorded as provisions, net of restricted deposits for legal proceedings, are as follows:

	Consolidated		Parent company
Non-current liabilities	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Labor claims	331	290	229	202
Tax claims	726	661	91	12
Civil claims (*)	416	298	282	161
Other claims	161	112	80	62
	1,634	1,361	682	437

(*) Net of deposits in court, when applicable.

	Consolidated		Parent company
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Opening balance	1.361	1.265	437	425
Addition of provision	775	534	542	335
Use by payments	(530)	(183)	(308)	(118)
Transfers per deposits in court	(34)	(266)	(51)	(237)
Accrual of interest	62	72	62	86
Other		(61)		(5 4)
Closing balance	1,634	1,361	682	437

PAGE: 59 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

29.2     Legal proceedings classified as possible losses (not provisioned for)

Consolidated

Nature	Estimate

Tax	37,191
Civil-General	10,561
Labor	2,847
Civil-Environmental	1,061
Other	7
51,667

The tables below present in detail the main lawsuits of a tax, civil and labor nature, whose expectations of loss are classified as possible:

a) Proceedings of a tax nature
Description of proceedings of a tax nature	Estimate
Plaintiff: Federal Revenue Department of Brazil

1) Deduction from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and a fine on the renegotiation of the Petros Plan.
Current situation: Awaiting a hearing of an administrative appeal at the 2nd instance.	3,222
2) Profit of subsidiaries and associates domiciled abroad in 2005, 2006, 2007 and 2008 not included in the calculation basis of IRPJ and CSLL.
Current situation: Awaiting a hearing of an appeal at the administrative instance.	3,182
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 related to benefits to the employees and Petros.
Current situation The question is being argued in the ambit of two processes at the administrative level.	1,541
4) Income tax withheld at source (IRRF) on remittances for payment of affreightment of vessels in the period from 1999 to 2002.
Current situation: The Company is discussing the issue in the judicial sphere and has a preliminary decision that ensures the suspension of the tax liability.	4,754
5) Non payment of CIDE on imports of naphtha sold to Braskem.
Current situation: The issue is being discussed at the administrative level.	3,032

6) Non-payment of CIDE in the period from March 2002 till October 2003 in transactions with distributors and petrol stations that were holders of judicial injunctions that determined the sale without transfer of that tribute.

Current situation: Awaiting a hearing of an appeal in the Higher Chamber of Tax Appeals (CSRF).	1,256
7) Non-payment of tax on financial operations (IOF) on intercompany loans.
Current situation: Awaiting a hearing of an appeal at the administrative instance.	1,206
8) Income tax withheld at source (IRRF) on remittances abroad for payment of petroleum imports.
Current situation: Awaiting a hearing of an appeal at the administrative instance.	1,454
Plaintiff: State Finance Department of Rio de Janeiro

9) ICMS on exit operations of liquid natural gas (LNG) without issuing a tax document in the ambit of the centralizing establishment.
Current situation: The question involves processes in various administrative and judicial stages, where the
Company has sought to ensure its rights.	2,476

10) Difference in ICMS rate in operations of sale of aviation kerosene, due to the declaration of unconstitutionality of Decree 36,454/2004.
Current situation The question involves processes which are in progress at the administrative level, where the Company has presented its defense.	1,567

PAGE: 60 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

Description of proceedings of a tax nature	Estimate
Plaintiff: State Finance Department of São Paulo
11) Withdrawal of collection of ICMS on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current situation: One of the processes is in the administrative stage and another was submitted to judicial proceedings, obtaining a decision favorable to the Company.	4,143

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória.
12) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03.

Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	1,010

Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
13) Use of ICMS credits on the purchase of drilling bits and chemical products used in formulating drilling fluid.

Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought	718
to ensure its rights.
14) Other processes of a tax nature	7,630
Total for proceedings of a tax nature	37,191

Description of proceedings for a civil nature	Estimate
Plaintiff: Porto Seguro Im óveis Ltda.

1) Porto Seguro , a minority shareholder of Petroquisa , filed a lawsuit against Petrobras , related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff claims that the Company indemnify it in 5% as a premium and 20% of the same amount as lawyers' fees to Lobo & Ibeas Advogados .

Current situation: This matter is currently before the Superior Court and the Federal Supreme Court, awaiting trial docket designation in light of the special appeal brought by the Company. There is a chance that this appeal maybe decided in the second half of 2012.	7,586
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocom bustíveis - ANP

2) Differences in the payment of special participation charge in fields of the Campos Basin: Albacora, Carapeba, Cherne, Espadarte, Marimba, Marlim, Marlim Sul, Namorado, Pampo and Roncador fields. In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs .

Current stage: With the conclusion of the administrative phase of this proceeding, this matter was brought before the judicial courts . The Company obtained an injunction suspending the collection of fines until the end of the trial process, which is currently before the first instance, in the production of evidence phase.	1,145
3) Other proceedings of a civil nature	1,830
Total for proce edings of a civil nature	10,561

b)        Proceedings of a civil nature – General

PAGE: 61 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

c)         Proceedings of a labor nature

Description of proceedings for a labor nature	Estimate
Plaintiff: SINDIPETRO / Norte Fluminense
1) The plaintiff filed a claim related to the failure to pay overtime for holidays worked and compensatory damages (suppression of extra shift) Current situation: Denial of the claim in first instance The union’s appeal was sustained, granting the payment. The Company filed an appeal that is pending judgment .	1,104
2) Other proceedings of a labor nature	1,743

Total for proceedings of a labor nature	2,847

29.3     Contingencies from operating partnerships - Frade field

In November 2011, there was an oil spillage in the Frade field, located in the Campos basin, which is operated by Chevron Brasil. The federal public prosecutor is conducting an investigation and has initiated a process claiming R$ 20 billion in damages against Chevron Brasil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda., where the latter was operator of the platform at the time of the spillage.

In April 2012, a new public civil suit was filed by the Federal Public Attorney’s Office against Chevron and Transocean, due to droplets of oil identified in underwater images within the Frade field. In this suit the Federal Public Attorney’s Office intends to condemn the defendants to a further R$ 20 billion as compensation for damages to the community.

The assessment by the Company’s lawyers is that the amounts claimed are not reasonable and are disproportionately high in relation to the extent of the damages caused. In the second suit, as the oil was not identified on the surface, it is not even possible to conceive of the existence of any actual damage to the community.

Petrobras holds a 30% interest in the Frade consortium. Although it is not a party to the legal suits, because of its equity interest Petrobras may be contractually obliged to pay 30% of the total contingencies related to the Frade field. In the event Chevron is held legally responsible, Petrobras may be contractually subject to the payment of up to 30% of the costs referring to the compensations.

29.4     Contingencies assets

29.4.1  Recovery of maintenance costs – Barracuda & Caratinga

In 2006, Petrobras, as representant of Barracuda & Caratinga Leasing Company B.V. (BCLC), filed to an arbitration abroad against Kellogg, Brown, Root, LLC (KBR), to obtain indemnifications for maintenance costs incurred on flexible lines of the Barracuda and Caratinga field, during the period covered by a contractual guarantee.

On September 21, 2011, the arbitration Court decided in favor of BCLC, definitively, condemning KBR to indemnify R$ 339, pleaded in the arbitration, plus Petrobras’ internal costs in conducting the arbitration, in addition to legal fees and costs of the arbitration. After the decision, the Company recognized in 2011 the amount of R$ 339 in non-current assets.

PAGE: 62 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

30     Guarantees for concession agreements for oil exploration

Petrobras gave guarantees to the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis - ANP in the total amount of R$ 6,372 for the Minimum Exploration Programs as established in the concession agreements for exploration areas, with R$ 5,733, net of commitments already undertaken, remaining in force. Of this amount, R$ 3,332 corresponds to a lien on the oil from previously identified fields already in production, and R$ 2,401 refers to bank guarantees.

31     Risk management and derivative financial instruments

Petrobras is exposed to a series of risks arising from its operations, such as: market risk related to oil and oil products prices, foreign exchange rates and interest rates, credit risk and liquidity risk.

31.1     Risk management

The Petrobras’ risk management policy aims at contributing towards an appropriate equilibrium between its objectives for growth and return and its risk exposure level, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources, the Company may achieve its strategic goals.

The Executive Committee, responsible for Petrobras’ risk management, established the Financial Integration Committee, to assess and establish guidelines for measuring, monitoring and managing the risks and to support its decisions. The Comitee is permanently composed of all the executive managers of the financial department, and the executive managers of the business departments are called upon for discussions of specific themes.

31.2     Market risk

31.2.1 Risk management of prices of oil and oil products

Petrobras maintains, as a preference, exposure to the prices cycle, not using derivatives for hedging the purchases and sales that aim at attending the Company’s operational requirements.

Operations with derivatives are limited to hedging the expected results from transactions carried out abroad, which are usually short-term, accompanying the terms of commercial operations.

The main parameters used in risk management, for changes in Petrobras’ prices of oil and oil products, in the transactions carried out abroad, are: operating cash flow at risk (CFAR), Value at Risk (VAR) and Stop Loss.

PAGE: 63 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

a)      Notional value, fair value and guarantees of the derivatives of oil and oil products.

Derivatives for oil and oil products

Statement of Financial Position	Consolidated
	Notional value (in thousands of bbl)*		Fair value **
	06.30.2012	12.31.2011	06.30.2012	12.31.2011

Futures contracts	(8,205)	(6,217)	(19)	34
Purchase commitments	40,268	30,193
Sale commitments	(48,473)	(36,410)

Options contracts	123	(2.130)	(10)	(4)
Call	(600)	(730)	(7)	(3)
Long position	14,628	6,728
Short position	(15,228)	(7,458)

Put	723	(1,400)	(3)	(1)
Long position	25,783	3,990
Short position	(25,060)	(5,390)

Forward contracts	125	275	(1)
Long position	125	275
Short position

Total recorded in other current assets and liabilities			(30)	30

(*) A negative notional value (in bbl) represents a short position.

(**) Negative fair values were recorded in liabilities and positive fair values in assets.

Financial income	Consolidated
	Jan-Jun/2012	Jan-Jun/2011
Gain (loss) recorded in the results for the period	123	(196)

Garantees given as collateral	Consolidated
	06.30.2012	12.31.2011
Generally consist of deposits	133	168

PAGE: 64 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

b)       Sensitivity analysis of derivatives of oil and oil products

The probable scenario is the fair value at June 30, 2012. The stressed scenarios consider changes on the risk variable price of 25% and 50%, respectively, comparatively to June 30, 2012.

		Consolidated
Oil and Oil Products	Risk	Probable at 06.30.2012	Possible (Δ of 25%)	Remote (Δ of 50%)
Brent	Derivative (Brent prices increase)	(4)	(423)	(843)
	Inventories (Brent prices decrease)	9	405	801
		5	(18)	(42)

Diesel	Derivative (Diesel prices increase)	11	(8)	(28)
	Inventories (Diesel prices decrease)	(9)	4	18
		2	(4)	(10)

Freight	Derivative (Freight costs decrease)	(1)	(2)	(3)
	Inventories (Freight costs increase)	1	2	3

Gasoline	Derivative (Gasoline prices increase)	(17)	(45)	(74)
	Inventories (Gasoline prices decrease)	6	34	62
		(11)	(11)	(12)

LLS	Derivative (LLS prices decrease)	(1)	(30)	(60)
	Inventories (LLS prices increase)	2	31	60
		1	1

Fuel Oil	Derivative (Fuel Oil prices increase)	1	(229)	(459)
	Inventories (Fuel Oil prices decrease)	(8)	221	450
		(7)	(8)	(9)

Propane	Derivative (Propane prices increase)	(4)	(19)	(34)
	Inventories (Propane prices decrease)	17	35	53
		13	16	19

WTI	Derivative (WTI prices decrease)	16	(160)	(225)
	Inventories (WTI prices increase)	(11)	131	273
		5	(29)	48

c)    Embedded derivatives - Sale of ethanol

The Company entered into a sales agreement of hydrated ethanol by a price formula set in the time of signing the agreement. The definition of price of each shipment of hydrated ethanol delivered this agreement involves two distinct references quotations: ethanol and naphtha.

Considering that the quotation for naphtha does not have a strict relation with the market cost or value of ethanol, the portion referring to the derivative instrument was separated from the main agreement and recognized at fair value (level 3), and classified as financial income. The Company determined the fair value of this agreement based on the difference between the spreads for naphtha and ethanol.

PAGE: 65 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

The notional and fair values and the sensitivity analysis of the swap are presented below:

Forwardcontracts	Notional value (in thousand of m3 )	Fair value		Sensitivity analysis at 06.30.2012
		06.30.2012	12.31.2011	Risk	Probable(*)	Possible (Δ of 25%)	Remote (Δ of 50%)
Long position(Maturity in2015)	644	(13)	49	Fallin Naphtha vs. Ethanol spread	(4)	(16)	(19)

 (*) The probable scenario was obtained from the difference between future ethanol and naphtha contracts maturing on September 30, 2012.

Financial income	Jan-Jun/2012	Jan-Jun/2011
Gain (loss) recorded in the results for the period	(11)	(2)

The Company determined the fair value of this contract based on practices used on the market, where the difference between the spreads for naphtha and ethanol is calculated. The selling price of ethanol in the agreement refers to the Brazilian market (ESALQ). The values of the parameters used in the calculation were obtained from market price quotations for ethanol and naphtha on the CBOT (Chicago Board of Trade) future market on the last working day of the period of the financial information.

31.2.2    Exchange risk management

Exchange risk is one of the financial risks that the Company is exposed to and it originates from changes in the levels or volatility of the exchange rate that reference asset and liabilities positions.

As regards exchange risk management, Petrobras seeks to identify and handle them in an integrated manner, and treat them or create “natural risk mitigation”, benefiting from the correlation between its income and expenses. In the specific case of exchange variation inherent to the contracts with the cost and remuneration involved in different currencies, this natural risk mitigation is carried out through allocating the cash investments between the real and the US dollar or another currency.

The management of risks is done for the net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain Company’s obligations.

a)    Main transactions and future commitments in foreign currency hedged by derivative operations

Cross currency swap

Yen vs. Dollar

The Company contracted a cross currency swap, aimed at fixing in dollars the Company's bonds issued in yens. The Company does not intend to settle these contracts before the end of term. For this relation between the derivative and the loan, qualified as cash flow hedge, the hedge accounting was adopted.

PAGE: 66 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

Changes in fair value, to the extent the hedge is effective, the Company obtained this test, are reported in accumulated other comprehensive income until the results of the hedged item occurs.

b) Notional value, fair value and guarantees

	Consolidated
	Notional value (in millions)		Fair value
Statement of Financial Position	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Cross Currency Swap (Maturity in 2016)			226	243
Asset position (JPY) - 2.15% p.a.	JPY 35,000	JPY 35,000	958	926
Liability position (US$) - 5.69% p.a.	USD 298	USD 298	(732)	(683)

Swap (Maturity in 2012)				32
Asset position - US$		USD 127		241
Liability position - R$ CDI		BRL 199		(209)

Purchase of forward dollar	USD 1,453		87

Sale of forward dollar	USD 575	USD 87	(14)	(3)

Total recorded in other current assets and liabilities			299	272

Financial result and shareholders' equity	Jan-Jun/2012	Jan-Jun/2011
Gain (loss) recorded in the results for the period	(2)	21
Gain (loss) recorded in shareholders' equity	15	(9)

The existing foreign currency derivative operations do not require a guarantee margin deposit.

PAGE: 67 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

c) Sensitivity analysis: of net debt in foreign currency

The probable scenario based on external data, as well as the stressed scenarios (25% and 50% of exchange variation) are, as follows:

Financial Instruments	Exposure 06.30.2012	Risk	Consolidated
			Scenarios:
			Probable 06.30.2012	Possible (Δ 25%)	Remote (Δ 50%)

Financial Instruments (Assets)	12,316		(194)	3,079	6,158
Financial Instruments (Liabilities)	(86,980)		1,368	(21,745)	(43,490)
		Dollar
Forward Derivative (Long)	2,937		(46)	734	1,468
Forward Derivative (Short)	(1,162)		18	(291)	(581)
	(72,889)		1,146	(18,223)	(36,445)

Financial Instruments (Assets)	5		0	1	2
Financial Instruments (Liabilities)	(2,702)	Yen	7	(675)	(1,351)
Derivative - Cross-currency Swap	886		2	189	314
	(1.811)		9	(485)	(1,035)

Financial Instruments (Assets)	1,022		(22)	255	511
Financial Instruments (Liabilities)	(5,390)	Euro	116	(1,348)	(2,695)
	(4,368)		94	(1,093)	(2,184)

Financial Instruments (Assets)	299		(2)	75	149
Financial Instruments (Liabilities)	(2,245)	Sterling	15	(561)	(1,122)
	(1,946)		13	(486)	(973)

Financial Instruments (Assets)	670		(21)	167	335
Financial Instruments (Liabilities)	(2,438)	Peso	78	(609)	(1,219)
	(1,768)		57	(442)	(884)
	(82,782)		1,319	(20,729)	(41,521)

* The probable scenarios were calculated considering the following risks for September, 30, 2012: Real x Dollar – 1.57% depreciation of the Dollar against the Real / Dollar x Yen – 0.26% depreciation of the Yen / Dollar x Euro: 2.15% depreciation of the Euro / Dollar x Pound: 0.69% depreciation of the Pound / Dollar x Peso: 3.21% depreciation of the Peso. The data were obtained from Focus report and Bloomberg.

The Company has assets and liabilities subject to foreign exchange variations, which main exposure is the Real against the U.S. dollar. The balances of assets and liabilities in foreign exchange of subsidiaries and controlled companies outside of Brazil are not included on the exposure above, when transacted in currency equivalent to its respective functional currencies.

Considering the balance between liabilities, assets, revenues and future commitments in foreign currency, the impact of possible exchange variations does not jeopardize the liquidity of the Company in the short term, as most of its debt mature in the long term.

31.2.3    Interest rate risk management

Petrobras is subject mainly to fluctuations of the LIBOR, in the financing expressed in foreign currency, and to the long-term interest rate, published by the Central Bank, in the financing expressed in Reais. An increase in the rates negatively impacts Petrobras’ financial expenses and financial position.

PAGE: 68 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

Petrobras considers that the exposure to interest rate fluctuations will not have a material impact, and so, preferably, it does not use derivative financial instruments to manage this type of risk; except for specific situations presented by companies of the Petrobras system.

a) Main transactions and future commitments hedged by operations with derivatives

Swap contracts

Floating interest rate (Libor USD) vs. Fixed rate (USD)

The Company contracted an interest rate swap in order to transform financing tied to a floating rate into a fixed rate in order to eliminate the mismatch between the cash flows of assets and liabilities of an investment project. The Company does not intend to settle the operation before its maturity and, therefore, adopted hedge accounting for the relationship between the financing and the derivative.

Other open operations are covered in the table below:

b) Notional value, fair value, guarantees and sensitivity analysis of the interest rate derivatives

	Consolidated
	Notion al value (in millions)		Fair value

Statement of Financial Position	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Swap (maturity in 2020)
Liability position	USD 469	USD 478	(89)	(67)

Swap (maturity in 2015)			(3)	(3)
Asset position – Euribor	EUR 18	EUR 20	1	1
Liability position – Fixed rate 4.19%	EUR 18	EUR 20	(4)	(4)

Total recorded in other assets and liabilities			(92)	(70)

Financial Result and Shareholders' Equity			Jan-Jun/2012	Jan-Jun/2011
Gain (loss) recorded in the results for the period			(1)	-
Gain (loss) recorded in shareholders' equity			(22)	-

		Consolidated
		Scenarios:
Interest rate derivatives	Risk	Probable (*)	Possible (Δ of 25%)	Remote (Δ of 50%)
Hedge (derivative swap)	Libor decrease	(15)	3	5
Debt	Libor increase	15	(3)	(5)
Net efect

Hedge (derivative swap)	Euribor decrease	-	-	1
Debt	Euribor increase	-	-	(1)
Net efect

* The probable scenario was obtained based on LIBOR futures. ** The positions indicated by a dash represent amounts lower than R$ 500 thousand.

The existing interest rate derivative operations do not require a guarantee margin deposit.

PAGE: 69 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

31.3     Credit risk

Petrobras is exposed to the credit risk of clients and financial institutions, resulting from its commercial operations and its cash management. These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

Credit risk management in Petrobras is part of financial risk management, which is performed by the Company’s officers, under a policy of corporate risk management. The Credit Commissions are, each, composed of Executive Manager for Finances and the Executive Manager for the commercial department.

The purpose of the Credit Commissions is to analyze questions connected with credit management, not only with respect to granting credit but also with respect to its management; to encourage integration between the units that compose them; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of sales and financial operations, through an efficient credit analysis, concession and management process.

In its management of credit risks, Petrobras uses quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio, is very diversified and the credits granted are divided between clients on the Brazilian market and foreign markets.

Loans to financial institutions are distributed among the major international banks considered by the international risk classifiers as Investment Grade and the most important Brazilian banks.

The maximum exposure to credit risk is represented mainly by the balance of accounts receivable and derivative transactions outstanding.

31.4     Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

The policy on liquidity risk management adopted by the Company provides for the continued lengthening of the maturity of its debt, exploring the financing capacity of the domestic market and developing a strong presence in the international capital market by broadening the investor’s base in fixed income.

PAGE: 70 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

Petrobras finances the working capital through the centralization of the System’s cash and assuming short-term debt that are usually related to the flow of trade, as export credit notes and advances on exchange contracts. Investments in non-current assets are financed through long-term debt as issuing bonds in the international market, credit bureaus, financing and pre-payment of exports, development banks in Brazil and ‘abroad, and lines of credit with national and international commercial banks.

The nominal flows of principal and interest on loans by maturity are as follows:

Maturity	Consolidated
2012	18,829
2013	16,684
2014	18,349
2015	23,266
2016	36,066
2017	24,241
2018 and there after	125,491
At June 30, 2012	262,926
At December 31, 2011	229,381

31.5     Financial investments (operations with derivatives)

Operations with derivatives, both in the domestic and foreign markets, are earmarked exclusively for the exchange of indexes of the assets that comprise the portfolios, and their purpose is to provide the managers with greater flexibility in their quest for efficiency in the management of available funds.

The fair values of the derivatives held in the exclusive investment funds at June 30, 2012 are as follows:

Contract	Quantity	Notional value	Fair value*	Maturity

Future DI	(80,478)	(7,037)	(1)	2012 to 2014
Long position	42,551	4,122	(1)
Short position	(123,029)	(11,159)
Future dollar	545	100	(1)	2012
Long position	545	100	(1)
Short position

(*)     The positions indicated by a hyphen represent amounts lower than R$ 500 thousand.

32     Fair value of financial assets and liabilities

Fair values are determined based on market price quotations, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying values.

At June 30, 2012, the estimated fair value for the Company’s long term debt was R$ 167,965 and calculated at prevailing market rates, considering natures, terms and risks similar to the recorded contracts, and it may be compared with the carrying value of R$ 161,309.

PAGE: 71 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is presented as follows:

	Fair value measured based on

	Prices quoted on active market (Level I)	Valuation technique supported by observa ble prices (Leve l II)	Valuation technique without use of observable prices (Level III)	Total fair value recorded

Assets
Marketable sec urities	25,662			25,662
Foreign currency derivatives	87	225		312
Balance at June 30, 2012	25,749	225		25,974
Balance at Decem ber 31, 20 11	22,362	243	49	22,654

Liabilities
Foreign currency derivatives	(14)			(14)
Commodity derivatives	(29)			(29)
Interest derivatives	(92)		(13)	(105)
Balance at June 30, 2012	(135)		(13)	(148)
Balance at Decem ber 31, 20 11	(106)	(3)		(109)

33. Subsequent events

Lines of Credit

On July, 10, 2012, the Company contracted lines of credit of up R$ 9,401 from BNDES. On July, 19, 2012, the Company registered the use of R$ 7,191, of which R$ 3,279 were withdrawn on July, 25, 2012 to be used on the modernization of the domestic refining units. The principal will be amortized in 84 monthly payments commencing in September, 2015.

On August, 1, 2012, US$ 500 million was withdrawn by PNBV from the line of credit provided by Export Development Canada bank, with an average maturity of 7 years.

PAGE: 72 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

33     Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2011 and the interim statements as of June 30, 2012

Number of explanatory notes		Names of explanatory notes
Annual for 2011	Quarterly information for 1H-2012
1	1	The Company and its operations
2	2	Basis of preparation
3	3	Consolidation basis
4	4	Summary of significant accounting policies
5	5	Cash and cash equivalents
6	6	Marketable securities
7	7	Accounts receivable
8	8	Inventories
9	9	Restricted deposits for legal proceedings and guarantees
10	10	Acquisitions and sales of assets and interests
11	11	Investments
12	12	Property, plant and equipment, net
13	13	Intangible assets
14	14	Exploration activities and valuation of oil and gas reserves
15	15	Trade accounts payable
16	16	Loans and financing
17	17	Leases
18	18	Related parties
19	19	Provision for decommissioning costs
20	20	Taxes
21	21	Employee's post-retirement benefits obligations - Pension and Health care
23	22	Shareholders' equity
24	23	Sales revenues
26	24	Other operating income and expenses, net
25	25	Expenses by nature
27	26	Financial income (expenses), net
*	27	Supplementary information on the statement of cash flows
*	28	Segment reporting
28	29	Legal proceedings and contingencies
30	30	Guarantees for concession agreements for petroleum exploration
31	31	Derivative instruments, hedging and risk management activities
32	32	Fair value of financial assets and liabilities
34	33	Subsequent events

(*) Information included in the finincial statements for 2011.

The notes to the financial statements in the annual report for 2011 which were deleted in the Interim Financial Statements for 1H-2012, due to the fact that they do not present material changes and/or are not applicable to the interim information are:

Number of explanatory notes	Names of explanatory notes
22	Profit sharing
29	Commitments for purchase of natural gas
33	Insurance

PAGE: 73 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A - Petrobras, included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2012, comprising the balance sheet as at that date and the statements of income and comprehensive income for the quarter and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 (R1), Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 (R1) and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

PAGE: 74 of 75

ITR - Quarterly Information - 06/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the six-month period ended June 30, 2012. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Audit and review of

prior-year information

The Quarterly Information Form (ITR) mentioned in the first paragraph includes accounting information related to: (i) the income and comprehensive income, for the quarter and six-month period ended June 30, 2011 and changes in equity, cash flows and value added for the six-month period ended June 30, 2o11, obtained from the Quarterly Information Form (ITR) for the quarter then ended, prepared originally before the adjustments described in note 3, that were made to restate the financial information relating to 2011, presented for comparison purposes; and (ii) the balance sheets as at December 31, 2011, obtained from the financial statements for the year ended December 31, 2011. The review of the Quarterly Information Form (ITR) for the quarter ended June 30, 2011, as originally prepared, and the examination of the financial statement for the year ended December 31, 2011, were conducted under the responsibility of other independent auditors, who issued unqualified review and audit reports dated August 15, 2011 and February 9, 2012, respectively.

As part of our review of the financial information for the quarter ended June 30, 2012, we have also reviewed the adjustments described in note 3 that were made to restate the financial information included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2011, presented for comparison purposes. Based on our review, nothing has come to our attention that these adjustments are not appropriate and were not were correctly recorded in all material respects. We were not engaged to audit, review or apply any other procedures to the Company's Quarterly Information Form (ITR) for the quarter ended June 30, 2011 and, therefore, we do not express any opinion or any form of assurance on the financial information for that quarter taken as a whole.

Rio de Janeiro, August 3, 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

PAGE: 75 of 75

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.